This filing is made pursuant to Rule 424(b)(3) under the Securities Act of 1933 in connection with Registration No. 333-168976

$44,000,000
Consumer Portfolio Services, Inc.

Three and Six Month Renewable Unsecured Subordinated Notes

One, Two, Three, Four, Five and Ten Year Renewable Unsecured Subordinated Notes
___________________________
We are offering our renewable unsecured subordinated notes to new purchasers and existing noteholders. We are offering the notes for cash and as renewals of previously-issued or to-be-issued notes, up to a maximum of $44,000,000 in aggregate principal amount (inclusive of renewals). As of the date of this prospectus, we are offering the notes with maturities ranging from three months to ten years. However, depending on our capital needs, notes with certain terms may not always be offered. We will establish interest rates on the notes offered in this prospectus from time to time in interest rate supplements to this prospectus. Our filing such an interest rate supplement will not affect the interest rates applicable to any notes previously sold.

The notes are unsecured obligations and your right to payment is subordinated in right of payment to substantially all of our existing and future indebtedness, other than our issued and outstanding renewable unsecured subordinated notes, each of which is pari passu in right of payment with the notes offered hereby. As of September 30, 2011, we had approximately $836.6 million of debt outstanding that is senior to the notes, of which approximately $783.1 million was issued by our consolidated special purpose entities.  Including accounts payable, accrued expenses and an additional approximately $43.6 million of debt that does not appear on our consolidated financial statements (which was issued by our off-balance sheet special purpose entities), we had approximately $904.2 million of outstanding obligations senior to the notes. As of December 31, 2010, we had approximately $697.6 million of debt outstanding that is senior to the notes, of which approximately $652.7 million was issued by our consolidated special purpose entities.  Including accounts payable, accrued expenses and an additional approximately $74.1 million of debt that does not appear on our consolidated financial statements (which was issued by our off-balance sheet special purpose entities), we had approximately $793.7 million of outstanding obligations senior to the notes.

Upon maturity, your notes will be automatically renewed for the same term as your maturing notes. The interest rate will be what we are then offering to other investors with similar aggregate note portfolios for notes of the same term, as described on the next page or specified in the most recently filed interest rate supplement, unless we elect not to have your notes renewed or unless you notify us within 15 days after the maturity date for your notes that you want your notes repaid.  If notes of the same term are not then being offered, the interest rate upon renewal will be the rate specified by us on or before maturity or, if no such rate is specified, the rate of the existing note. The interest rate on your renewed note may differ from the interest rate applicable to your note during the prior term. After giving you thirty days’ advance notice, we may redeem all or a portion of your notes for their original principal amount plus accrued and unpaid interest. You also may request us to repurchase your notes prior to maturity; however, unless the request is due to your death or total permanent disability, we are currently prohibited by contract from making any such repurchases. See “Description Of The Notes - Redemption or Repurchase Prior To Stated Maturity - Repurchase At Request of Holder.”

We will market and sell the notes directly to the public. The notes will not be listed on any securities exchange or quoted on Nasdaq or any over-the-counter market. We do not intend to make a market in the notes and we do not anticipate that a market in the notes will develop. There will be significant restrictions on your ability to transfer or resell the notes. We have not requested a rating for the notes; however, third parties may independently rate them.

The notes are not certificates of deposit or similar obligations of, and are not guaranteed or insured by, any depository institution, the Federal Deposit Insurance Corporation, the Securities Investor Protection Corporation or any other governmental or private fund or entity. Investing in the notes involves risks, which are described in “Risk Factors” beginning on page 6 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public offering price	100.00%	100.00%
Selling agent commissions	none	none
Proceeds to CPS, before expenses	100.00%	100.00%

See “Plan of Distribution” for a description of anticipated expenses to be incurred in connection with our offering and selling the notes. There will be no underwriting discount. We are not required to sell any specific number or dollar amount of notes in order to accept subscriptions.

We are offering these notes to investors in the United States of America, other than in the states of Alabama, Alaska, Arizona, Delaware, Kentucky, Maryland, Massachusetts, Montana, Nebraska, Nevada, New Hampshire, New Jersey, North Dakota, Oregon, Rhode Island, Utah, Virginia, Washington, West Virginia and Wyoming.

The date of this Prospectus is January 26, 2012

We will issue the notes in book-entry or uncertificated form. Subject to certain limited exceptions, you will not receive a certificated security or a negotiable instrument that evidences your notes. We will deliver written confirmations to purchasers of the notes. Wells Fargo Bank, National Association, Minneapolis, Minnesota, will act as trustee for the notes.

TABLE OF CONTENTS

This prospectus dated January 26, 2012 is included in an amendment to a registration statement we have filed with the U.S. Securities and Exchange Commission.  We filed that amendment on December 23, 2011 to include in the registration statement our financial statements for the year ended December 31, 2010, to include in this prospectus that information and interim information as of September 30, 3011, and otherwise to update the information contained in the registration statement and previous prospectuses.

ii

PROSPECTUS SUMMARY

This summary highlights selected information from this prospectus and from our reports filed with the SEC, and may not contain all the information that may be important to you. You should read the entire prospectus and the other information that is incorporated by reference into this prospectus before making an investment decision. Certain industry terms that we use are defined in the glossary, which begins on page 36.

CPS

We are a specialty finance company.  Our business is to purchase and service retail automobile contracts originated primarily by franchised automobile dealers and, to a lesser extent, by select independent dealers in the United States in the sale of new and used automobiles, light trucks and passenger vans. Through our automobile contract purchases, we provide indirect financing to the customers of dealers who have limited credit histories, low incomes or past credit problems, who we refer to as sub-prime customers.  We serve as an alternative source of financing for dealers, facilitating sales to customers who otherwise might not be able to obtain financing from traditional sources, such as commercial banks, credit unions and the captive finance companies affiliated with major automobile manufacturers. In addition to purchasing installment purchase contracts directly from dealers, we have also (i) acquired installment purchase contracts in three merger and acquisition transactions, (ii) purchased immaterial amounts of vehicle purchase money loans from non-affiliated lenders, and (iii) directly originated an immaterial amount of vehicle purchase money loans by lending money directly to consumers.  In this report, we refer to all of such contracts and loans as "automobile contracts."

We were incorporated and began our operations in March 1991. From inception through December 31, 2010 and September 30, 2011 we have purchased a total of approximately $8.8 billion and $9.0 billion, respectively, of automobile contracts from dealers.  In addition, we obtained a total of approximately $605.0 million of automobile contracts in mergers and acquisitions in 2002, 2003 and 2004.  In 2004 and 2009, we were appointed as a third-party servicer for certain portfolios of automobile receivables originated and owned by entities not affiliated with us.  During 2008, 2009 and 2010, unlike recent prior years, our managed portfolio decreased from the previous year due to our strategy of decreasing automobile contract purchases to conserve our liquidity in response to adverse economic conditions, as discussed further below in “Risk Factors - We Need Substantial Liquidity to Operate Our Business.  Our total managed portfolio was approximately $756.2 million at December 31, 2010, compared to $1,194.7 million at December 31, 2009, $1,664.1 million at December 31, 2008, $2,162.2 million as of December 31, 2007 and $1,565.9 million as of December 31, 2006. Our total managed portfolio was approximately $827.8 million at September 30, 2011, compared to $843.0 million at September 30, 2010.

We have incurred net losses every quarter subsequent to the quarter ended June 30, 2008. We have been adversely affected by the economic recession affecting the United States as a whole, by increased financing costs and decreased availability of capital to fund our purchases of automobile contracts, and by a decrease in the overall level of sales of automobiles and light trucks. We identify important factors that could cause actual results to differ, generally in the “Risk Factors” section of this prospectus, and more specifically under the caption “Forward-Looking Statements.”

We purchase automobile contracts with the intention of placing them into securitizations. Securitizations are transactions in which we sell a specified pool of automobile contracts to a special purpose entity of ours, which in turn issues asset-backed securities to fund the purchase of the pool of automobile contracts from us.  Depending on the structure of the securitization, the transaction may be properly accounted for as a sale of the automobile contracts or as a secured financing.  Since September 2003, we have structured our securitization transactions to be reflected as secured financings for financial accounting purposes, except that in September 2008 and September 2010, we securitized automobile contracts in structures treated as sales of the receivables for financial accounting purposes. We securitized $198.7 million of our automobile contracts in the September 2008 securitization. The September 2010 transaction involved re-acquisition of the receivables securitized in the September 2008 transaction, retirement of the outstanding bonds, and issuance of new bonds carrying a lower weighted average coupon.

We are headquartered in Irvine, California, where most operational and administrative functions are centralized.  All credit and underwriting functions are performed in our California headquarters, and we service our automobile contracts from our California headquarters and from three servicing branches in Virginia, Florida and Illinois.  Our principal executive offices are located at 19500 Jamboree Road, Irvine, California 92612, and our telephone number is (949) 753-6800.

The Offering

Issuer	Consumer Portfolio Services, Inc.
Trustee	Wells Fargo Bank, National Association
Selling Agent	None
Paying Agent	Wells Fargo Bank, National Association
Securities Offered
Renewable Unsecured Subordinated Notes. The notes represent our unsecured promise to repay principal at maturity and to pay interest during the term or at maturity. By purchasing a note, you are lending money to us without any collateral security.

Method of Purchase
Prior to your purchase of notes, you will be required to complete a subscription agreement that will set forth the principal amount of your purchase, the term of the notes and certain other information regarding your ownership of the notes. The form of subscription agreement is filed as an exhibit to the registration statement of which this prospectus is a part. We will mail you written confirmation that your subscription has been accepted.

Denomination	You may choose the denomination of the notes you purchase in any principal amount of $1,000 or more, including odd amounts.
Offering Price	100% of the principal amount per note.
Rescission Right
You may rescind your investment within five business days of the postmark date of your purchase confirmation without incurring an early redemption penalty. In addition, if your subscription agreement is accepted at a time when we have determined that a post-effective amendment to the registration statement of which this prospectus is a part must be filed with the Securities and Exchange Commission, but such post-effective amendment has not yet been declared effective, you will be able to rescind your investment subject to the conditions set forth in this prospectus.  See “Description of the Notes — Rescission Right” for additional information.

Maturity	You may generally choose maturities for your notes of 3 or 6 months or 1, 2, 3, 4, 5 or 10 years; however, depending on our capital requirements, we may not sell notes of all maturities at all times.
Interest Rate
The interest rate of the notes will be established at the time you purchase them, or at the time of renewal, based upon the rates we are offering in our latest interest rate supplement to this prospectus, and will remain fixed throughout each term. We may offer higher rates of interest to investors with larger aggregate note portfolios, as set forth in the then current interest rate supplement.

Interest Payment Dates
You may choose to receive interest payments monthly, quarterly, semiannually, annually or at maturity. If you choose to receive interest payments monthly, you may choose the day on which you will be paid. Subject to our approval, you may change the interest payment schedule or interest payment date once during each term of your notes.

Principal Payment	We will not pay principal over the term of the notes. We are obligated to pay the entire principal balance of the outstanding notes upon maturity.
Payment Method	Principal and interest payments will be made by direct deposit to the account you designate in your subscription documents.

Renewal or Redemption at Maturity
Upon maturity, the notes will be automatically renewed for the same term at the interest rate we are offering at that time to other investors with similar aggregate note portfolios for notes of the same maturity, unless we notify you prior to the maturity date that we intend to repay the notes. You may also notify us within 15 days after the maturity date that you want your notes repaid. This 15 day period will be automatically extended if you would otherwise be required to make the repayment election at a time when we have determined that a post-effective amendment to the registration statement of which this prospectus is a part must be filed with the Securities and Exchange Commission, but such post-effective amendment has not yet been declared effective.

If notes with similar terms are not being offered at the time of renewal, the interest rate upon renewal will be (a) the rate specified by us on or before the maturity date or (b) if no such rate is specified, the rate of your existing notes.  The interest rate being offered upon renewal may, however, differ from the interest rate applicable to your notes during the prior term. See “Description of the Notes — Renewal or Redemption on Maturity.”

Optional Redemption or Repurchase	After giving you 30 days’ prior notice, we may redeem some or all of your notes at a price equal to their original principal amount plus accrued but unpaid interest.

You may request us to repurchase your notes prior to maturity; however, unless the request is due to your death or total permanent disability, we are currently prohibited by contract from making any such repurchases.

See “Description of Notes — Redemption or Repurchase Prior To Stated Maturity- Repurchase At Request of Holder.”
Consolidation, Merger or Sale
Upon any consolidation, merger or sale of our company, we will either redeem all of the notes or our successor will be required to assume our obligations to pay principal and interest on the notes pursuant to the indenture for the notes. For a description of these provisions see “Description of the Notes - Consolidation, Merger or Sale.”

Ranking; No Security	The notes:
• are unsecured;
• rank junior to our existing and future secured debt, including the debt of our special purpose entities;
• rank junior to our existing and future senior unsecured debt, including debt we may incur under our existing and future credit facilities; and
• rank pari passu to our issued and outstanding renewable unsecured subordinated notes.

As of September 30, 2011, we had approximately $836.6 million of debt outstanding that is senior to the notes, of which approximately $783.1 million was issued by our consolidated special purpose entities.  Including accounts payable, accrued expenses and an additional approximately $43.6 million of debt that does not appear on our consolidated financial statements (which was issued by our off-balance sheet special purpose entities), we had approximately $904.2 million of outstanding obligations senior to the notes. As of December 31, 2010, we had approximately $697.6 million of debt outstanding that is senior to the notes, of which approximately $652.7 million was issued by our consolidated special purpose entities.  Including accounts payable, accrued expenses and an additional approximately $74.1 million of debt that does not appear on our consolidated financial statements (which was issued by our off-balance sheet special purpose entities), we had approximately $793.7 million of outstanding obligations senior to the notes.  See “Capitalization.”

Limited Restrictive Covenants
The indenture governing the notes contains very limited restrictive covenants.  One of these covenants prohibits us from paying dividends on our capital stock if there is an event of default with respect to the notes or if payment of the dividend would result in an event of default.  We are not restricted from entering into qualified sales or financing transactions or incurring additional indebtedness.

The covenants set forth in the indenture are more fully described under “Description of Notes — Restrictive Covenants.” These covenants have significant exceptions. We do not plan to issue any debt that is subordinate to the notes.

Use of Proceeds
If all the notes are sold, we would expect to receive up to approximately $43.5 million of net proceeds from this offering after paying the estimated offering expenses.  To the extent that we sell the notes in exchange for outstanding notes, our net proceeds will be correspondingly reduced. The exact amount of net proceeds also may vary considerably depending on how long the notes are offered and other factors.  We intend to use the net proceeds to fund the purchase of automobile contracts and for other general corporate purposes, which may include the payment of general and administrative expenses. See “Use of Proceeds.”

Absence of Public Market and Restrictions on Transfers
There is no existing market for the notes.

We do not anticipate that a secondary market for the notes will develop. We do not intend to apply for listing of the notes on any securities exchange or for quotation of the notes in any automated dealer quotation system, including without limitation the OTC Bulletin Board or any over-the-counter market.

You will be able to transfer or pledge the notes only with our prior written consent. See “Description of the Notes - Transfers.”
Book Entry
The notes will be issued in book entry or uncertificated form only. Except under limited circumstances, the notes will not be evidenced by certificated securities or negotiable instruments. See “Description of the Notes — Book Entry Registration and Transfers.”

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference into this prospectus is an important part of this prospectus. Specifically, we are incorporating by reference the documents listed below:

●	Our Annual Report on Form 10-K for the year ended December 31, 2010, including an amendment thereto filed May 2, 2011;
●	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2011;
●	Our Current Reports on Form 8-K filed with the SEC on March 2, March 3, April 6, June 21, July 6, August 11, September 2, September 21, October 4 and December 20, 2011; and
●	Our definitive proxy statement filed May 18, 2011.

You should rely only on the information we include or incorporate by reference in this prospectus and any applicable prospectus supplement. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The information contained in this prospectus and any applicable prospectus supplement is accurate only as of the date on the front of those documents, regardless of the time of delivery of this prospectus or the applicable prospectus supplement or of any sale of our securities.

Any statement contained in this prospectus or in a document incorporated by reference in this prospectus is deemed to be modified or superseded for purposes of this prospectus to the extent that any of the following modifies or supersedes a statement in this prospectus or incorporated by reference in this prospectus:

●	in the case of a statement in a previously filed document incorporated by reference in this prospectus, a statement contained in this prospectus;
●	a statement contained in any accompanying prospectus supplement relating to our offering of the notes; or
●	a statement contained in any other subsequently filed document that is also incorporated by reference in this prospectus.

Any modified or superseded statement will not be deemed to constitute a part of this prospectus or any accompanying prospectus supplement, except as modified or superseded. Except as provided by the above mentioned exceptions, all information appearing in this prospectus and each accompanying prospectus supplement is qualified in its entirety by the information appearing in the documents incorporated by reference.

We will provide without charge to each person to whom a copy of this prospectus is delivered, including any beneficial owner, upon his or her written or oral request, a copy of any or all of the documents incorporated in this prospectus by reference, other than exhibits to the documents, unless the exhibits are incorporated specifically by reference in the documents.  We will provide those documents, including any exhibits that are incorporated by reference into those documents, without cost to the requester.

Requests for copies should be directed to: Consumer Portfolio Services, Inc. 19500 Jamboree Road Irvine, California 92612 Attention: Corporate Secretary (949) 753-6800 notesinfo@consumerportfolio.com	You may also obtain copies of any of such reports at our website, free of charge, at http://www.consumerportfolio.com/investorinfo.htm.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov, and at our website at http://www.consumerportfolio.com/investorinfo.htm.

We have also filed a registration statement on Form S-1 under the Securities Act with the SEC with respect to the notes offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement because parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement is available for inspection and copying as set forth above.

RISK FACTORS

The risks described below set forth the material risks associated with the purchase of notes and our company.  Before you invest in the notes, you should carefully consider these risk factors, as well as the other information regarding the notes and the company contained in this prospectus and in the documents incorporated by reference into this prospectus.

Risk Factors Relating to the Notes

Because of their characteristics, the notes may not be a suitable investment for you.

The notes may not be a suitable investment for you, and we advise you to consult your investment, tax and other professional financial advisors prior to purchasing notes. The characteristics of the notes, including maturity, interest rate and lack of liquidity, may not satisfy your investment objectives. The notes may not be a suitable investment for you based on your ability to withstand a loss of interest or principal or other aspects of your financial situation, including your income, net worth, financial needs, investment risk profile, return objectives, investment experience and other factors. Prior to purchasing any notes, you should consider your investment allocation with respect to the amount of your contemplated investment in the notes in relation to your other investment holdings and the diversity of those holdings.

Because the notes rank junior to substantially all of our existing and future debt and other financial obligations, your notes will lack priority in payment.

Your right to receive payments on the notes is junior to substantially all of our existing indebtedness and future borrowings (including debt of our special purpose entities). Your notes will be subordinated to the prior payment in full of all of our other debt obligations, other than our issued and outstanding renewable unsecured subordinated notes, and your notes will be pari passu in right of payment with our issued and outstanding renewable unsecured subordinated notes.  As of September 30, 2011, we had approximately $836.6 million of debt outstanding that is senior to your notes, of which approximately $783.1 million was issued by our consolidated special purpose entities.   Including accounts payable, accrued expenses and an additional approximately $43.6 million of debt that does not appear on our consolidated financial statements (which was issued by our off-balance sheet special purpose entities), we had approximately $904.2 million of outstanding obligations senior to your notes. As of December 31, 2010, we had approximately $697.6 million of debt outstanding that is senior to your notes, of which approximately $652.7 million was issued by our consolidated special purpose entities.   Including accounts payable, accrued expenses and an additional approximately $74.1 million of debt that does not appear on our consolidated financial statements (which was issued by our off-balance sheet special purpose entities), we had approximately $793.7 million of outstanding obligations senior to your notes. We may also incur substantial additional indebtedness in the future that would also rank senior to your notes. Because of the subordination provisions of the notes, in the event of our bankruptcy, liquidation or dissolution, our assets would be available to make payments to you under the notes only after all payments had been made on all of our secured and unsecured indebtedness and other obligations that are senior to the notes.  Sufficient assets may not remain after all such senior payments have been made to make any payments to you under the notes, including payments of interest when due or principal upon maturity.

Because there will be no trading market for the notes and because transfers of the notes require our consent, it may be difficult to sell your notes.

Your ability to liquidate your investment is limited because of transfer restrictions, the lack of a trading market and the limitation on repurchase requests prior to maturity. Your notes may not be transferred without our prior written consent. In addition, there will be no trading market for the notes. Due to the restrictions on transfer of the notes and the lack of a market for the sale of the notes, even if we permitted a transfer, you might be unable to sell, pledge or otherwise liquidate your investment. We are currently subject to contractual restrictions that prohibit us from repurchasing notes except in the case of death or total permanent disability of the related holder. In any event, the total principal amount of notes that we would be required to repurchase in any calendar quarter, for any reason, will be limited to the greater of $1 million or 2% of the aggregate principal amount of all notes outstanding at the end of the previous quarter. See “Description of the Notes.”

Because the notes will have no sinking fund, collateral security, insurance or guarantee, you may lose all or a part of your investment in the notes if we do not have enough cash to pay the notes.

There is no sinking fund, collateral security, insurance or guarantee of our obligation to make payments on the notes. The notes are not secured by any of our assets. We will not contribute funds to a separate account, commonly known as a sinking fund, to make interest or principal payments on the notes. The notes are not certificates of deposit or similar obligations of, and are not guaranteed or insured by, any depository institution, the Federal Deposit Insurance Corporation, the Securities Investor Protection Corporation, or any other governmental or private fund or entity. Therefore, if you invest in the notes, you will have to rely only on our cash flow from operations and other sources of funds for repayment of principal at maturity or redemption and for payment of interest when due. Our cash flow from operations could be impaired under the circumstances described under  “—Risks Related to Our Business”.  If our cash flow from operations and other sources of funds are not sufficient to pay any amounts owed under the notes, then you may lose all or part of your investment.

The notes will automatically renew unless you request repayment.

Upon maturity, the notes will be automatically renewed for the same term as your maturing note and at an interest rate that we are offering at that time to other investors with similar aggregate note portfolios for notes of the same term, unless we notify you prior to the maturity date that we intend to repay the notes or you notify us within 15 days after the maturity date that you want your notes repaid.  This 15 day period will be automatically extended if you would otherwise be required to make the repayment election at a time when we have determined that a post-effective amendment to the registration statement of which this prospectus is a part must be filed with the Securities and Exchange Commission, but such post-effective amendment has not yet been declared effective.  If notes with the same term are not then being offered, the interest rate upon renewal will be the rate specified by us on or before the maturity date, or the rate of the existing note if no such rate is specified. The interest rate on your renewed note may be lower than the interest rate of your original note. Any requests for repurchases after your notes are renewed will be subject to contractual restrictions that presently prohibit us from making any such repurchases and, in any event, to limitations on the amount of notes we would be willing to repurchase in any calendar quarter.

Because we have substantial indebtedness that is senior to the notes, our ability to pay the notes may be impaired.

We have now and, after we sell these notes, will continue to have a substantial amount of indebtedness. At September 30, 2011 and December 31, 2010, we had approximately $901.1 million and $792.0 million of debt outstanding, respectively, comprising (in thousands):

	September 30, 2011		December 31, 2010
Warehouse lines of credit (1)	17,637		45,564
Subordinated renewable notes	20,880		20,337
Residual interest financing (1)	25,562		39,440
Securitization trust debt (1)	543,195		567,722
Debt secured by receivables measured at fair value (1)	196,713		0
Senior secured debt, related party	53,497		44,873
Total on balance sheet debt	857,484		717,936
Off-balance sheet securitization trust debt (1)(2)		43,601		74,058
Total on and off-balance sheet debt		901,085		791,994
(1)  Debt obligations of our special purpose entities
(2)  Debt obligations of our special purpose entities where the securitization transactions were structured as sales for accounting purposes

Our debt to net worth ratio at September 30, 2011 was negative 76.2 (including all debt issued by off-balance sheet special purpose entities our debt to net worth ratio was negative 80.1 and excluding all securitization trust debt and debt secured by receivables measured at fair value, our debt to net worth ratio was negative 10.5), and our ratio of earnings to fixed charges, including interest expense on the above-mentioned debt, was 0.75. Our debt to net worth ratio at December 31, 2010 was 296.5 (including all debt issued by off-balance sheet special purpose entities our debt to net worth ratio was 327.1 and excluding all securitization trust debt, our debt to net worth ratio was 62.0), and our ratio of earnings to fixed charges, including interest expense on the above-mentioned debt, was 0.77.

Our substantial indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the notes by, among other things:

●	increasing our vulnerability to general adverse economic and industry conditions;
●
requiring us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing amounts available for working capital, capital expenditures and other general corporate purposes;

●	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
●	placing us at a competitive disadvantage compared to our competitors that have less debt; and
●	limiting our ability to borrow additional funds.

Although we believe we will generate sufficient free cash flow to service this debt and our obligations under the notes, there is no assurance that we will be able to do so. If we do not generate sufficient operating profits, our ability to make required payments on our senior debt, as well as on the debt represented by the notes described in this prospectus, may be impaired.

If we incur substantially more indebtedness that is senior to your notes, our ability to pay the notes may be impaired.

Subject to limitations contained in our credit facilities and in the indenture, we may incur substantial additional indebtedness in the future. The indenture for the notes does not prohibit us from incurring additional indebtedness. Any such borrowings would be senior to the notes. If we borrow more money, the risks to noteholders described in this prospectus could intensify.

Our management has broad discretion over the use of proceeds from the offering.

We expect to use the proceeds from the offering to fund the purchase of automobile contracts and for other general corporate purposes, which may include the payment of general and administrative expenses.  Because no specific allocation of the proceeds is required in the indenture, our management will have broad discretion in determining how the proceeds of the offering will be used.  See “Use of Proceeds.”

Because we are subject to many restrictions in our existing credit facilities, our ability to pay the notes may be impaired.

The terms of our existing credit facilities and our securitization trust debt impose significant operating and financial restrictions on us and our subsidiaries and require us to meet certain financial tests.  The indenture for the notes also imposes certain limited restrictions on our ability and that of our subsidiaries to take certain actions.  Such terms and restrictions may be amended or supplemented from time to time without requiring any notice to or consent of the holders of the notes or the trustee.  These restrictions may have an adverse impact on our business activities, results of operations and financial condition. These restrictions may also significantly limit or prohibit us from engaging in certain transactions, including the following:

●	incurring or guaranteeing additional indebtedness;
●	making capital expenditures in excess of agreed upon amounts;
●	paying dividends or other distributions to our stockholders or redeeming, repurchasing or retiring our capital stock or subordinated obligations;
●	making investments;
●	creating or permitting liens on our assets or the assets of our subsidiaries;
●	issuing or selling capital stock of our subsidiaries;
●	transferring or selling our assets;
●	engaging in mergers or consolidations;
●	permitting a change of control of our company;
●	liquidating, winding up or dissolving our company;
●	changing our name or the nature of our business, or the names or nature of the business of our subsidiaries; and
●	engaging in transactions with our affiliates outside the normal course of business.

These restrictions may limit our ability to obtain additional sources of capital, which may limit our ability to repay the notes. In addition, the failure to comply with any of the covenants of our existing credit facilities or the indenture or to maintain certain indebtedness ratios would cause a default under one or more of our credit facilities and may cause a default under the indenture or our other debt agreements that may be outstanding from time to time. A default, if not waived, could result in acceleration of the related indebtedness, in which case such debt would become immediately due and payable. A continuing default or acceleration of one or more of our credit facilities, the indenture or any other debt agreement, will likely cause a default under the indenture and other debt agreements that otherwise would not be in default, in which case all such related indebtedness could be accelerated. If this occurs, we may not be able to repay our debt or borrow sufficient funds to refinance our indebtedness. Even if any new financing is available, it may not be on terms that are acceptable to us or it may not be sufficient to refinance all of our indebtedness as it becomes due. Complying with these covenants may cause us to take actions that are not favorable to holders of the notes. See “Description of the Notes – Restrictive Covenants.”

Because there are limited restrictions on our activities under the indenture, you will have only limited protections under the indenture.

In comparison to the restrictive covenants that are imposed on us by our existing credit facilities and other borrowing arrangements, the indenture governing the notes contains relatively minimal restrictions on our activities. In addition, the indenture contains only limited events of default other than our failure to timely pay principal and interest on the notes. Because there are only very limited restrictions and limited events of default under the indenture, we will not be restricted from issuing additional debt senior to your notes or be required to maintain any ratios of assets to debt in order to increase the likelihood of timely payments to you under the notes. Further, if we default in the payment of the notes or otherwise under the indenture, you will likely have to rely on the trustee to exercise your remedies on your behalf. You may not be able to seek remedies against us directly. See “Description of the Notes – Events of Default.”

If we fail to maintain a positive net worth, a majority of the holders of our previously issued renewable notes will have the right to declare an event of default.

Unlike the indenture for our renewable unsecured subordinated notes issued prior to August 1, 2010, the indenture for the notes offered hereby does not contain any financial covenants relating to our net worth.  Accordingly, we will not be required to maintain a positive net worth.  However, if we fail to maintain a positive net worth, a majority of the holders of our renewable unsecured subordinated notes that were issued prior to August 1, 2010 will have the right to declare an event of default under the related indenture and accelerate the maturity of their notes.  Any such acceleration may have a material and adverse effect on our liquidity, which could impair our ability to make payments on the notes offered hereby. As of September 30, 2011, an aggregated principal amount of $5.8 million of such notes were outstanding, and the holders of a majority thereof have the right to declare such a default.  We do not anticipate any such declaration, as the notes in question remain current, paying interest as agreed.

Because we may redeem the notes at any time prior to their maturity, you may be subject to reinvestment risk.

We have the right to redeem any note at any time prior to its stated maturity upon 30 days written notice to you. The notes would be redeemed at 100% of the principal amount plus accrued but unpaid interest up to but not including the redemption date. Any such redemption may have the effect of reducing the income or return on investment that any investor may receive on an investment in the notes by reducing the term of the investment. If this occurs, you may not be able to reinvest the proceeds at an interest rate comparable to the rate paid on the notes. See “Description of the Notes – Redemption or Repurchase Prior To Stated Maturity.”

Under certain circumstances, you may be required to pay taxes on accrued interest on the notes prior to receiving a sufficient amount of cash interest payments.

If you choose to have interest on your note paid at maturity and the term of your note exceeds one year, you may be required to pay taxes on the accrued interest prior to our making any interest payments to you. You should consult your tax advisor to determine your tax obligations.

Our Directors, Officers And Other Creditors Have Interests That May Conflict With Yours

Our officers, directors and certain of our creditors collectively have beneficial ownership of significant amounts of our common stock.  Through that ownership and as officers and directors, such persons are able to influence or determine the management and policies of the corporation.  The interests of such persons, in their capacities as creditors, shareholders, or both, may differ significantly from the interest of other investors.  In particular, the interests of senior secured creditors may conflict with the interests of holders of the notes, as senior creditors may be entitled to receive repayment of our indebtedness to them regardless of whether we generate sufficient cash to repay the notes.  Conversely, the interests of our shareholders may conflict with the interests of holders of the notes, as shareholders’ entitlement to distributions is subordinate to the rights of holders of the notes.  These conflicts are mitigated, though not eliminated, by the fact that any creditor that also owns shares of our common stock stands on both sides with respect to the holders of the notes: such a creditor holds both interests that are senior to, and interests that are subordinate to, the interests of holders of the notes.  Also, as officers and directors, such persons are subject to the fiduciary duties imposed by generally applicable corporation law.

Risk Factors Relating to CPS

We remind you that there are substantial risk factors relating to our business generally, in addition to those described above relating specifically to the Notes.

Our business, operating results and financial condition could be adversely affected by any of the following specific risks. In addition to the risks described below, we may encounter risks that are not currently known to us or that we currently deem immaterial, which may also impair our business operations.

Risks Related to Our Business

We Require a Substantial Amount of Cash to Service Our Substantial Debt.

To service our existing substantial indebtedness, we require a significant amount of cash. Our ability to generate cash depends on many factors, including our successful financial and operating performance. Our financial and operational performance depends upon a number of factors, many of which are beyond our control. These factors include, without limitation:

●	the economic and competitive conditions in the asset-backed securities market;
●	the performance of our current and future automobile contracts;
●	the performance of our residual interests from our securitizations and warehouse credit facilities;
●	any operating difficulties or pricing pressures we may experience;
●	our ability to obtain credit enhancement for our securitizations;
●	our ability to establish and maintain dealer relationships;
●	the passage of laws or regulations that affect us adversely;
●	our ability to compete with our competitors; and
●	our ability to acquire and finance automobile contracts.

Depending upon the outcome of one or more of these factors, we may not be able to generate sufficient cash flow from operations or obtain sufficient funding to satisfy all of our obligations. We presently find that funding in the asset-backed securities market is difficult to secure, that the credit performance of our automobile contracts has been adversely affected by general economic conditions, and that adverse effects on performance of our automobile contracts held in securitization pools result in an adverse effect on performance of residual interests.  Such factors may result in our being unable to pay our debts timely or as agreed.  If we were unable to pay our debts, we would be required to pursue one or more alternative strategies, such as selling assets, refinancing or restructuring our indebtedness or selling additional equity capital. These alternative strategies might not be feasible at the time, might prove inadequate or could require the prior consent of our lenders.

We Need Substantial Liquidity to Operate Our Business.

We have historically funded our operations principally through internally generated cash flows, sales of debt and equity securities, including through securitizations and warehouse credit facilities, borrowings under senior subordinated debt agreements and sales of subordinated notes. However, we may not be able to obtain sufficient funding for our future operations from such sources. As of the date of this report, our access to the capital markets is impaired with respect to long-term debt, and the terms on which we are able to access short-term debt are inferior to those available to us in years immediately prior to the commencement of the current recession.  As a consequence, our results of operations, financial condition and cash flows have been and may continue to be materially and adversely affected. We require a substantial amount of cash liquidity to operate our business. Among other things, we use such cash liquidity to:

●	acquire automobile contracts;
●	fund overcollateralization in warehouse credit facilities and securitizations;
●	pay securitization fees and expenses;
●	fund spread accounts in connection with securitizations;
●	satisfy working capital requirements and pay operating expenses;
●	pay taxes; and
●	pay interest expense.

We have to date matched our liquidity needs to our available sources of funding by reducing our acquisition of new automobile contracts, at times to merely nominal levels.  There can be no assurance that we will continue to be successful with that strategy.

We Are Not Presently Profitable

We have incurred net losses every quarter subsequent to the quarter ended June 30, 2008. We have been adversely affected by the economic recession affecting the United States as a whole, by increased financing costs and decreased availability of capital to fund our purchases of automobile contracts, and by a decrease in the overall level of sales of automobiles and light trucks.

For the year ended December 31, 2010, our pretax loss was $16.2 million, compared to a pretax loss of $49.4 million for the year 2009.  Our net loss for 2010 was $33.2 million, or $1.90 per diluted share, compared to a net loss of $57.2 million, or $3.07 per diluted share, for 2009. Net loss for 2010 includes an income tax expense of $17.0 million, or $0.97 per diluted share, related to additions to the valuation allowance against our deferred tax asset.

Our pretax loss for the third quarter of 2011 was $4.0 million, compared to a pretax loss of $2.4 million in the third quarter of 2010.  Our net loss for the third quarter of 2011 was $4.0 million, or $0.20 per diluted share, compared to a net loss of $3.4 million, or $0.20 per diluted share, for the year-earlier quarter. Net loss for the third quarter of 2010 includes an income tax expense of $1.0 million, or $0.06 per diluted share, related to an addition to the valuation allowance against our deferred tax asset. Our pretax loss for the nine months ended September 30, 2011 was $14.7 million, compared to a pretax loss of $13.5 million for the nine months ended September 30, 2010.  Our net loss for the nine months ended September 30, 2011 was $14.7 million, or $0.78 per diluted share, compared to a net loss of $18.1 million, or $1.04 per diluted share, for the nine months ended September 30, 2010. Net loss for the first nine months of 2010 includes an income tax expense of $4.6 million, or $0.26 per diluted share, related to an addition to the valuation allowance against our deferred tax asset.

We Have a Negative Book Value

As of September 30, 2011, we had a negative book value of $11,246,000, as compared to a positive book value of $2,421,000 at December 31, 2010.  The recorded value of all of our assets at September 30, 2011 is exceeded by the recorded value of all our liabilities (including the $20.9 million of outstanding Notes). If we were unable successfully to manage our liquidity, including the use of the strategies described in the reports that are incorporated by reference into this prospectus, then our negative book value could impair our ability to repay the Notes.

Our Results of Operations Will Depend on Our Ability to Secure and Maintain Adequate Credit and Warehouse Financing on Favorable Terms.

Our business strategy requires that warehouse credit facilities be available in order to purchase significant volumes of receivables.

Historically, our primary sources of day-to-day liquidity were our warehouse credit facilities, in which we sold and contributed automobile contracts, as often as twice a week, to special-purpose subsidiaries, where they were "warehoused" until they were securitized, at which time funds advanced under one or more warehouse credit facilities were repaid from the proceeds of the securitizations.  The special-purpose subsidiaries obtained the funds to purchase these automobile contracts by pledging the automobile contracts to a trustee for the benefit of senior warehouse lenders, who advanced funds to our special-purpose subsidiaries based on the dollar amount of the automobile contracts pledged. Through November 2008, we depended substantially on two warehouse credit facilities: (i) a $200 million warehouse credit facility, which we established in November 2005 and expired by its terms in November 2008; and (ii) a $200 million warehouse credit facility, which we established in June 2004 and which was amended in December 2008 to eliminate future advances and to provide for repayment of the related debt from the cash collections on the related pledged automobile contracts, and certain other principal reductions until it From November 2008 through September 2009 we had no warehouse credit facilities available to us.  In September 2009 we established a $50 million two-year multiple-draw credit facility, which, like a warehouse facility, allowed us advances against new purchases of automobile contracts. We repaid all amounts outstanding under this facility in September 2011.  In March 2010 we entered into a second $50 million delayed draw credit facility, which likewise allowed us advances against new purchases (though December 2010) of automobile contracts. Subsequently, we increased our short-term contract financing resources by entering into a $100 million credit facility in December 2010 and another $100 million credit facility in February 2011.  These facilities have provided us the liquidity to increase gradually our automobile contract purchases from dealers.

As stated elsewhere in this prospectus, from the fourth quarter of 2007 through the end of 2009, we observed adverse changes in the market for securitized pools of automobile contracts.  Although we have seen improvements in the capital markets in 2010 and 2011 as compared to 2008 and 2009, if the trend of improvement in the markets for asset-backed securities should reverse, we might then be unable to maintain warehouse financing facilities or to complete term securitizations of receivables held in warehouse financing facilities.  If we are unable to maintain warehouse financing on acceptable terms, we might curtail or cease our purchases of new automobile contracts, which could lead to a material adverse effect on our results of operations, financial condition and cash flows.

Our Results of Operations Will Depend on Our Ability to Securitize Our Portfolio of Automobile Contracts.

Historically we have depended upon our ability to obtain permanent financing for pools of automobile contracts by conducting term securitization transactions. By "permanent financing" we mean financing that extends to cover the full term during which the underlying automobile contracts are outstanding and requires repayment as the underlying automobile contracts are repaid or charged off. By contrast, our warehouse credit facilities permit us to borrow against the value of such receivables only for limited periods of time. Our past practice and future plan has been and is to repay loans made to us under our warehouse credit facilities with the proceeds of securitizations. There can be no assurance that any securitization transaction will be available on terms acceptable to us, or at all. The timing of any securitization transaction is affected by a number of factors beyond our control, any of which could cause substantial delays, including, without limitation:

●	market conditions;
●	the approval by all parties of the terms of the securitization;
●	the availability of credit enhancement on acceptable terms; and
●	our ability to acquire a sufficient number of automobile contracts for securitization.

As stated elsewhere in this prospectus, from the fourth quarter of 2007 through the end of 2009, we observed adverse changes in the market for securitized pools of automobile contracts, which made permanent financing in the form of securitization transactions difficult to obtain and more costly than in prior periods.  These changes included reduced liquidity and reduced demand for asset-backed securities, particularly for securities carrying a financial guaranty or for securities backed by sub-prime automobile receivables.  Although we have seen improvements in the capital markets in 2010 and 2011 as compared to 2008 and 2009, if the trend of improvement in the markets for asset-backed securities should reverse, we could expect a material adverse effect on our results of operations.

Our Results of Operations Will Depend on Cash Flows from Our Residual Interests in Our Securitization Program and Our Warehouse Credit Facilities.

When we finance our automobile contracts through securitizations and warehouse credit facilities, we receive cash and a residual interest in the assets financed. Those financed assets are owned by the special-purpose subsidiary that is formed for the related securitization. This residual interest represents the right to receive the future cash flows to be generated by the automobile contracts in excess of (i) the interest and principal paid to investors or lenders on the indebtedness issued in connection with the financing, (ii) the costs of servicing the automobile contracts and (iii) certain other costs incurred in connection with completing and maintaining the securitization or warehouse credit facility. We sometimes refer to these future cash flows as "excess spread cash flows."

Under the financial structures we have used to date in our securitizations and warehouse credit facilities, excess spread cash flows that would otherwise be paid to the holder of the residual interest are first used to increase overcollateralization or are retained in a spread account within the securitization trusts or the warehouse facility to provide liquidity and credit enhancement for the related securities.

While the specific terms and mechanics vary among transactions, our securitization and warehousing agreements generally provide that we will receive excess spread cash flows only if the amount of overcollateralization and spread account balances have reached specified levels and/or the delinquency, defaults or net losses related to the automobile contracts in the automobile contract pools are below certain predetermined levels. In the event delinquencies, defaults or net losses on automobile contracts exceed these levels, the terms of the securitization or warehouse credit facility:

●	may require increased credit enhancement, including an increase in the amount required to be on deposit in the spread account to be accumulated for the particular pool;
●	may restrict the distribution to us of excess spread cash flows associated with other securitized or warehoused pools; and
●	in certain circumstances, may permit affected parties to require the transfer of servicing on some or all of the securitized or warehoused automobile contracts from us to an unaffiliated servicer.

We typically retain residual interests or use them as collateral to borrow cash. In any case, the future excess spread cash flow received in respect of the residual interests is integral to the financing of our operations. The amount of cash received from residual interests depends in large part on how well our portfolio of securitized and warehoused automobile contracts performs. If our portfolio of securitized and warehoused automobile contracts has higher delinquency and loss ratios than expected, then the amount of money realized from our retained residual interests, or the amount of money we could obtain from the sale or other financing of our residual interests, would be reduced. Such higher than expected losses have been incurred, which has had an adverse effect on our operations, financial condition and cash flows. Should losses continue to rise, we would expect further material adverse effects on our results of operations, financial condition and cash flows.

We May Have Rescission Liability in Connection with Sales of Our Renewable Unsecured Subordinated Notes to Certain Purchasers

We filed a registration statement on Form S-2 with respect to our renewable unsecured subordinated notes on January 7, 2005 and subsequently filed amendments to such registration statement on April 13,  May 2, and May 20, 2005 and April 11, 2006 (such registration statement, as so amended, the “Former Registration Statement”).  We discovered in July 2010 that, under a rule of the SEC, we were no longer permitted to offer and sell our renewable unsecured subordinated notes in reliance on the Former Registration Statement.  Consequently, purchasers who acquired such notes within the past twelve months may have a statutory right to rescind their purchases.  As a result, we could be required to repurchase some or all of such notes at the original sale price plus statutory interest, less the amount of any income received by the purchasers.  As of September 30, 2011, there were approximately $885,000 of such notes outstanding and sold within the preceding twelve months.  That figure includes renewals of previously sold notes, but excludes notes that we have repaid, and excludes notes that we sold or renewed pursuant to the registration statement to which this prospectus relates.

Our sales of such notes could also subject us to regulatory sanctions by the SEC, which might include the imposition of civil penalties.  Although we do not expect any rescissions or regulatory actions to have a material adverse effect on us, we are unable to predict the full consequences of these events and regulatory actions at this time.

Our results of operations, financial condition and cash flows could be materially and adversely affected if a substantial number of purchasers of such notes were to successfully assert rescission rights or if we were to be assessed substantial penalties by regulatory authorities.  The exercise of rescission rights would not have any direct material effect on our results of operations, as any rescission of sales of such notes would involve simultaneous and approximately equal reductions in our assets and our liabilities.  However, if holders of sufficient amounts of such notes were to demand rescission and to prevail in that demand, the adverse effect on our liquidity could be material, which could in turn impair our ability to conduct our business as otherwise planned. In such event, our ability to perform our obligations under the renewable unsecured subordinated notes, including those offered by this Prospectus, could also be materially and adversely affected.

If We Are Unable to Obtain Credit Enhancement for Our Securitizations Upon Favorable Terms, Our Results of Operations Would Be Impaired.

In our securitizations, we historically have utilized credit enhancement in the form of one or more financial guaranty insurance policies issued by financial guaranty insurance companies. Each of these policies unconditionally and irrevocably guarantees certain interest and principal payments on the senior classes of the securities issued in our securitizations. These guarantees enabled these securities to achieve the highest credit rating available. This form of credit enhancement reduced the costs of our securitizations relative to alternative forms of credit enhancement available to us at the time. Such financial guaranty insurance policies are not at present available to us.  Due to significantly reduced investor demand for securities carrying such a financial guaranty, it is likely that this form of credit enhancement, even if it were again to become available to us, may not be economic for us in the future. As we pursue future securitizations, we may not be able to obtain:

●	credit enhancement in any form on terms acceptable to us, or at all; or
●	similar ratings for senior classes of securities to be issued in future securitizations.

Based on indications from market participants as to reduced investor comfort with credit ratings and financial guarantees, we believe that even if we were unable to obtain such enhancements or such ratings, we would expect to incur increased interest expense.  Such increased interest expense would adversely affect our results of operations.

If We Are Unable to Successfully Compete With Our Competitors, Our Results of Operations May Be Impaired.

The automobile financing business is highly competitive. We compete with a number of national, regional and local finance companies. In addition, competitors or potential competitors include other types of financial services companies, such as commercial banks, savings and loan associations, leasing companies, credit unions providing retail loan financing and lease financing for new and used vehicles and captive finance companies affiliated with major automobile manufacturers such as Ford Motor Credit Corporation. Many of our competitors and potential competitors possess substantially greater financial, marketing, technical, personnel and other resources than we do, including greater access to capital markets for unsecured commercial paper and investment grade rated debt instruments, and to other funding sources which may be unavailable to us. Moreover, our future profitability will be directly related to the availability and cost of our capital relative to that of our competitors. Many of these companies also have long-standing relationships with automobile dealers and may provide other financing to dealers, including floor plan financing for the dealers' purchases of automobiles from manufacturers, which we do not offer. There can be no assurance that we will be able to continue to compete successfully and, as a result, we may not be able to purchase automobile contracts from dealers at a price acceptable to us, which could result in reductions in our revenues or the cash flows available to us.

If Our Dealers Do Not Submit a Sufficient Number of Suitable Automobile Contracts to Us for Purchase, Our Results of Operations May Be Impaired.

We are dependent upon establishing and maintaining relationships with a large number of unaffiliated automobile dealers to supply us with automobile contracts. During the years ended December 31, 2009, and 2010, respectively, no single dealer accounted for more than 8.0% or 2.0%, respectively of the automobile contracts we purchased. The agreements we have with dealers to purchase automobile contracts do not require dealers to submit a minimum number of automobile contracts for purchase. The failure of dealers to submit automobile contracts that meet our underwriting criteria could result in reductions in our revenues or the cash flows available to us, and, therefore, could have an adverse effect on our results of operations.

If a Significant Number of Our Automobile Contracts Experience Defaults, Our Results of Operations May Be Impaired.

We specialize in the purchase and servicing of automobile contracts to finance automobile purchases by sub-prime customers, those who have limited credit history, low income, or past credit problems.  Such automobile contracts entail a higher risk of non-performance, higher delinquencies and higher losses than automobile contracts with more creditworthy customers. While we believe that our pricing of the automobile contracts and the underwriting criteria and collection methods we employ enable us to control, to a degree, the higher risks inherent in automobile contracts with sub-prime customers, no assurance can be given that such pricing, criteria and methods will afford adequate protection against such risks. We have experienced increases in the delinquency of, and credit losses on, our automobile contracts.

If automobile contracts that we purchase and hold experience defaults to a greater extent than we have anticipated, this could materially and adversely affect our results of operations, financial condition, cash flows and liquidity. Our results of operations, financial condition, cash flows and liquidity, depend, to a material extent, on the performance of automobile contracts that we purchase, warehouse and securitize. A portion of the automobile contracts acquired by us will default or prepay. In the event of payment default, the collateral value of the vehicle securing an automobile contract realized by us in a repossession will most likely not cover the outstanding principal balance on that automobile contract and the related costs of recovery. We maintain an allowance for credit losses on automobile contracts held on our balance sheet, which reflects our estimates of probable credit losses that can be reasonably estimated for securitizations that are accounted for as financings and warehoused automobile contracts. If the allowance is inadequate, then we would recognize the losses in excess of the allowance as an expense and our results of operations could be adversely affected. In addition, under the terms of our warehouse credit facilities, we are not able to borrow against defaulted automobile contracts, including automobile contracts that are, at the time of default, funded under our warehouse credit facilities, which will reduce the overcollateralization of those warehouse credit facilities and possibly reduce the amount of cash flows available to us.

If We Lose Servicing Rights on Our Portfolio of Automobile Contracts, Our Results of Operations Would Be Impaired.

We are entitled to receive servicing fees only while we act as servicer under the applicable sale and servicing agreements governing our warehouse facilities and securitizations. Under such agreements, we may be terminated as servicer upon the occurrence of certain events, including:

●	our failure generally to observe and perform covenants and agreements applicable to us;
●	certain bankruptcy events involving us; or
●	the occurrence of certain events of default under the documents governing the facilities.

We have received waivers regarding the potential breach of certain covenants relating to minimum net worth and maintenance of active warehouse credit facilities.  Without such waivers, certain credit enhancement providers would have had the right to terminate us as servicer with respect to certain of outstanding securitization pools.  Although such rights have been waived, such waivers are temporary, and there can be no assurance as to their future extension. We do, however, believe that we will obtain such future extensions because it is generally not in the interest of any party to the securitization transaction to transfer servicing.  Nevertheless, there can be no assurance as to our belief being correct.  The loss of our servicing rights could materially and adversely affect our results of operations, financial condition and cash flows. Our results of operations, financial condition and cash flows, would be materially and adversely affected if we were to be terminated as servicer with respect to a material portion of the automobile contracts for which we are receiving servicing fees.

If We Lose Key Personnel, Our Results of Operations May Be Impaired.

Our senior management team averages fifteen years of service with us.  Charles E. Bradley, Jr., our President and CEO, has been our President since our formation in 1991. Our future operating results depend in significant part upon the continued service of our key senior management personnel, none of whom is bound by an employment agreement. Our future operating results also depend in part upon our ability to attract and retain qualified management, technical, sales and support personnel for our operations. Competition for such personnel is intense. We cannot assure you that we will be successful in attracting or retaining such personnel.  Layoffs that we have implemented since 2008 may have reduced employee loyalty, which may in turn result in decreased employee performance.  Conversely, adverse general economic conditions may have had a countervailing effect.  The loss of any key employee, the failure of any key employee to perform in his or her current position or our inability to attract and retain skilled employees, as needed, could materially and adversely affect our results of operations, financial condition and cash flows.

If We Fail to Comply with Regulations, Our Results of Operations May Be Impaired.

Failure to materially comply with all laws and regulations applicable to us could materially and adversely affect our ability to operate our business. Our business is subject to numerous federal and state consumer protection laws and regulations, which, among other things:

●	require us to obtain and maintain certain licenses and qualifications;
●	limit the interest rates, fees and other charges we are allowed to charge;
●	limit or prescribe certain other terms of our automobile contracts;
●	require specific disclosures to our customers;
●	define our rights to repossess and sell collateral; and
●	maintain safeguards designed to protect the security and confidentiality of customer information.

We believe that we are in compliance in all material respects with all such laws and regulations, and that such laws and regulations have had no material adverse effect on our ability to operate our business. However, we may be materially and adversely affected if we fail to comply with:

●	applicable laws and regulations;
●	changes in existing laws or regulations;
●	changes in the interpretation of existing laws or regulations; or
●	any additional laws or regulations that may be enacted in the future.

Recent Legislation and Proposed Regulations May Have an Adverse Effect on Our Business.

The Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank") mandates the most wide-ranging overhaul of financial industry regulation in decades. Dodd-Frank was signed into law on July 21, 2010, and is now in the implementation stage. The law provides a regulatory framework and requires that regulators, some of which are new regulatory bodies created by Dodd-Frank, draft, review and approve more than 200 implementing regulations and conduct numerous studies that are likely to lead to more regulations.  In addition, the Commission has recently proposed amendments to regulations first adopted in 2005 known as Regulation AB.  The amendments to Regulation AB have yet to be adopted and are expected to be significantly modified from the form initially proposed, however, the final form of the amendments to Regulation AB when adopted are expected to adversely affect CPS’s ability to complete securitization transactions without increased expense.

Compliance with these new laws and regulations may be or likely will be costly and can affect operating results. Compliance requires forms, processes, procedures, controls and the infrastructure to support these requirements. Compliance may create operational constraints and place limits on pricing. Laws in the financial services industry are designed primarily for the protection of consumers. The failure to comply could result in significant statutory civil and criminal penalties, monetary damages, attorneys’ fees and costs, possible revocation of licenses and damage to reputation, brand and valued customer relationships.

At this time, it is difficult to predict the extent to which the Dodd-Frank Act or the resulting regulations or the Regulation AB amendments will affect our business. However, compliance with these new laws and regulations may result in additional cost and expenses, which may adversely affect our results of operations, financial condition or liquidity.

If We Experience Unfavorable Litigation Results, Our Results of Operations May Be Impaired.

Unfavorable outcomes in any of our current or future litigation proceedings could materially and adversely affect our results of operations, financial conditions and cash flows. As a consumer finance company, we are subject to various consumer claims and litigation seeking damages and statutory penalties based upon, among other things, disclosure inaccuracies and wrongful repossession, which could take the form of a plaintiff's class action complaint. We, as the assignee of finance automobile contracts originated by dealers, may also be named as a co-defendant in lawsuits filed by consumers principally against dealers. We are also subject to other litigation common to the automobile industry and businesses in general. The damages and penalties claimed by consumers and others in these types of matters can be substantial. The relief requested by the plaintiffs varies but includes requests for compensatory, statutory and punitive damages.

While we intend to vigorously defend ourselves against such proceedings, there is a chance that our results of operations, financial condition and cash flows could be materially and adversely affected by unfavorable outcomes.

If We Experience Problems with Our Originations, Accounting or Collection Systems, Our Results of Operations May Be Impaired.

We are dependent on our receivables originations, accounting and collection systems to service our portfolio of automobile contracts. Such systems are vulnerable to damage or interruption from natural disasters, power loss, telecommunication failures, terrorist attacks, computer viruses and other events. A significant number of our systems are not redundant, and our disaster recovery planning is not sufficient for every eventuality. Our systems are also subject to break-ins, sabotage and intentional acts of vandalism by internal employees and contractors as well as third parties. Despite any precautions we may take, such problems could result in interruptions in our services, which could harm our reputation and financial condition. We do not carry business interruption insurance sufficient to compensate us for losses that may result from interruptions in our service as a result of system failures. Such systems problems could materially and adversely affect our results of operations, financial conditions and cash flows.

We Have Substantial Indebtedness.

We have and will continue to have a substantial amount of indebtedness. At September 30, 2011, we had approximately $857.5 million of debt outstanding. Such debt consisted primarily of $543.2 million of securitization trust debt, and also included $196.7 million of debt secured by receivables measured at fair value, $17.6 million of warehouse lines of credit, $25.6 million of residual interest financing, $53.5 million of senior secured related party debt, and $20.9 million owed to holders of our renewable unsecured subordinated notes.  At December 31, 2010, we had approximately $717.9 million of debt outstanding. Such debt consisted primarily of $567.7 million of securitization trust debt, and also included $45.6 million of warehouse lines of credit, $39.4 million of residual interest financing, $44.9 million of senior secured related party debt, and $20.3 million owed to holders of our renewable unsecured subordinated notes. We have offered our renewable unsecured subordinated notes to the public on a continuous basis from May 2005 through July 2010, and again from December 13, 2010 through the present, and those notes have maturities that range from three months to ten years.

Our substantial indebtedness could adversely affect our financial condition by, among other things:

●	increasing our vulnerability to general adverse economic and industry conditions;
●
requiring us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing amounts available for working capital, capital expenditures and  other general corporate purposes;

●	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
●	placing us at a competitive disadvantage compared to our competitors that have less debt; and
●	limiting our ability to borrow additional funds.

Although we believe we are able to service and repay such debt, there is no assurance that we will be able to do so. If we do not generate sufficient operating profits, our ability to make required payments on our debt would be impaired. Failure to pay our indebtedness when due could have a material adverse effect.

Because We Are Subject to Many Restrictions in Our Existing Credit Facilities and Securitization Transactions, Our Ability to Pay Dividends or Engage in Specified Transactions May Be Impaired.

The terms of our existing credit facilities, term securitizations and our other outstanding debt impose significant operating and financial restrictions on us and our subsidiaries and require us to meet certain financial tests. These restrictions may have an adverse effect on our business activities, results of operations and financial condition. These restrictions may also significantly limit or prohibit us from engaging in certain transactions, including the following:

●	incurring or guaranteeing additional indebtedness;
●	making capital expenditures in excess of agreed upon amounts;
●	paying dividends or other distributions to our stockholders or redeeming, repurchasing or retiring our capital stock or subordinated obligations;
●	making investments;
●	creating or permitting liens on our assets or the assets of our subsidiaries;
●	issuing or selling capital stock of our subsidiaries;
●	transferring or selling our assets;
●	engaging in mergers or consolidations;
●	permitting a change of control of our company;
●	liquidating, winding up or dissolving our company;
●	changing our name or the nature of our business, or the names or nature of the business of our subsidiaries; and
●	engaging in transactions with our affiliates outside the normal course of business.

These restrictions may limit our ability to obtain additional sources of capital, which may limit our ability to generate earnings. In addition, the failure to comply with any of the covenants of  one or more of our debt agreements could cause a default under other debt agreements that may be outstanding from time to time. A default, if not waived, could result in acceleration of the related indebtedness, in which case such debt would become immediately due and payable. A continuing default or acceleration of one or more of our credit facilities or any other debt agreement, would likely cause a default under other debt agreements that otherwise would not be in default, in which case all such related indebtedness could be accelerated. If this occurs, we may not be able to repay our debt or borrow sufficient funds to refinance our indebtedness. Even if any new financing is available, it may not be on terms that are acceptable to us or it may not be sufficient to refinance all of our indebtedness as it becomes due.

In addition, the transaction documents for our securitizations restrict our securitization subsidiaries from declaring or making payment to us of (i) any dividend or other distribution on or in respect of any shares of their capital stock, or (ii) any payment on account of the purchase, redemption, retirement or acquisition of any option, warrant or other right to acquire shares of their capital stock unless (in each case) at the time of such declaration or payment (and after giving effect thereto) no amount payable under any transaction document with respect to the related securitization is then due and owing, but unpaid.  These restrictions may limit our ability to receive distributions in respect of the residual interests from our securitization facilities, which may limit our ability to generate earnings.

Risks Related to General Factors

If The Economy of All or Certain Regions of the United States Continues to Slow Down or the Current Recession Worsens, Our Results of Operations May Be Impaired.

Our business is directly related to sales of new and used automobiles, which are sensitive to employment rates, prevailing interest rates and other domestic economic conditions. Delinquencies, repossessions and losses generally increase during economic slowdowns or recessions. Because of our focus on sub-prime customers, the actual rates of delinquencies, repossessions and losses on our automobile contracts could be higher under adverse economic conditions than those experienced in the automobile finance industry in general, particularly in the states of Texas, California, Ohio, Florida, Pennsylvania and Louisiana, states in which our automobile contracts are geographically concentrated.  Any sustained period of economic slowdown or recession could adversely affect our ability to acquire suitable automobile contracts, or to securitize pools of such automobile contracts. The timing of any economic changes is uncertain, and weakness in the economy could have an adverse effect on our business and that of the dealers from which we purchase automobile contracts and result in reductions in our revenues or the cash flows available to us.

Our Results Of Operations May Be Impaired As a Result of Natural Disasters.

Our automobile contracts are geographically concentrated in the states of California, Texas, and Florida. Such states may be particularly susceptible to natural disasters: earthquake in the case of California, and hurricanes and flooding in the states of Florida and Texas.  Natural disasters, in those states or others, could cause a material number of our vehicle purchasers to lose their jobs, or could damage or destroy vehicles that secure our automobile contracts.  In either case, such events could result in our receiving reduced collections on our automobile contracts, and could thus result in reductions in our revenues or the cash flows available to us.

If an Increase in Interest Rates Results in a Decrease in Our Cash Flow from Excess Spread, Our Results of Operations May Be Impaired.

Our profitability is largely determined by the difference, or "spread," between the effective interest rate received by us on the automobile contracts that we acquire and the interest rates payable under warehouse credit facilities and on the asset-backed securities issued in our securitizations. Recent disruptions in the market for asset-backed securities are likely to result in an increase in the interest rates we would pay on asset-backed securities that we may issue in future securitizations.  Although we have the ability to partially offset increases in our cost of funds by increasing fees we charge to dealers when purchasing automobile contracts, or by demanding higher interest rates on automobile contracts we purchase, there is no assurance that such actions will materially offset increases in interest we pay to finance our managed portfolio.

Several factors affect our ability to manage interest rate risk. Specifically, we are subject to interest rate risk during the period between when automobile contracts are purchased from dealers and when such automobile contracts are sold and financed in a securitization. Interest rates on warehouse credit facilities are typically adjustable while the interest rates on the automobile contracts are fixed. Therefore, if interest rates increase, the interest we must pay to the lenders under warehouse credit facilities is likely to increase while the interest realized by us from those warehoused automobile contracts remains the same, and thus, during the warehousing period, the excess spread cash flow received by us would likely decrease. Additionally, automobile contracts warehoused and then securitized during a rising interest rate environment may result in less excess spread cash flow realized by us under those securitizations as, historically, our securitization facilities pay interest to security holders on a fixed rate basis set at prevailing interest rates at the time of the closing of the securitization, which may be several months after the securitized automobile contracts were originated and entered the warehouse, while our customers pay fixed rates of interest on the automobile contracts, set at the time they purchase the underlying vehicles. A decrease in excess spread cash flow could adversely affect our earnings and cash flow.

To mitigate, but not eliminate, the short-term risk relating to interest rates payable by us under the warehouse facilities, we have historically held automobile contracts in the warehouse credit facilities for less than four months. To mitigate, but not eliminate, the long-term risk relating to interest rates payable by us in securitizations, we have in the past, and intend to continue to, structure some of our securitization transactions to include pre-funding structures, whereby the amount of securities issued exceeds the amount of automobile contracts initially sold into the securitization. In pre-funding, the proceeds from the pre-funded portion are held in an escrow account until we sell the additional automobile contracts into the securitization in amounts up to the balance of the pre-funded escrow account. In pre-funded securitizations, we effectively lock in our borrowing costs with respect to the automobile contracts we subsequently sell into the securitization. However, we incur an expense in pre-funded securitizations equal to the difference between the money market yields earned on the proceeds held in escrow prior to subsequent delivery of automobile contracts and the interest rate paid on the securities issued in the securitization.  The amount of such expense may vary.  Despite these mitigation strategies, an increase in prevailing interest rates would cause us to receive less excess spread cash flows on automobile contracts, and thus could adversely affect our earnings and cash flows.

RECENT DEVELOPMENTS

Non-compliance with Nasdaq Listing Requirements

As of the date of this prospectus we are non-compliant with Nasdaq’s requirement of (i) a minimum $15 million aggregate market value of publicly-held shares, which is equivalent in our case to a minimum daily closing bid price of approximately $1.18 per share, and (ii) a minimum closing bid price of $1.00 per share.  On August 29, 2011, we received from Nasdaq a staff deficiency letter indicating that we had failed to comply with the minimum requirement for aggregate market value of publicly-held shares. Our common stock remains listed on the Nasdaq Global Market during the 180-day grace period following such notification of noncompliance. We have until February 27, 2012 to regain compliance with the minimum price and aggregate market value rules; otherwise our common stock would be subject to delisting. We are considering steps that we may take to maintain public trading of our common stock. Such steps include (i) arranging for the quotation of trades in respect of our common stock through market makers on the OTCQB market, and (ii) issuing and selling additional shares.

We have previously been in and out of compliance with minimum requirements for continued listing on the Nasdaq Global Market.  On June 29, 2011, we received from Nasdaq a staff deficiency letter indicating that we had failed to comply with the minimum requirement for aggregate market value of publicly-held shares. We cured such non-compliance as of July 19, 2011.  We were previously and for some time non-compliant with the minimum bid price requirement for continued listing on the Nasdaq Global Market.  A minimum bid price of $1.00 per share is required by Nasdaq Rule 5450(a)(1).  Our common stock remained listed on the Nasdaq Global Market during the 180-day grace period following such notification of noncompliance. We had until February 22, 2011 to regain compliance with the minimum price rule; otherwise our common stock would have been subject to delisting. We cured such non-compliance as of January 11, 2011, but the market price for our common stock has since then again dropped below Nasdaq’s requirement.  If that status were to persist for 30 consecutive trading days, we would expect to receive formal notice of non-compliance, and a 180-day period for cure.  If the non-compliance were not cured, our stock could be delisted.

Waivers and Amendments of Financial and Performance Covenants

Certain of our securitization transactions and our warehouse credit facilities contain various financial covenants requiring certain minimum financial ratios and results.  Such covenants include (i) maintaining minimum levels of liquidity or warehouse financing availability, (ii) maintaining minimum levels of adjusted net worth, (iii) not exceeding maximum leverage levels, and (iv) not exceeding maximum financial losses.  In addition, certain of our securitization and non-securitization related debt contains cross-default provisions which would allow certain of our creditors to declare a default if a default were declared under a different facility.  As a result of waivers and amendments to these covenants and cross-default provisions throughout 2009 and through the date of this prospectus, we were in compliance with all such covenants and cross-default provisions as of each monthly or quarterly measurement date and as of date of this prospectus.

There can be no assurance that we will remain in compliance with any of the covenants and cross-default provisions in our securitization transactions or our warehouse credit facilities (as the same have been and/or may be amended from time to time) or that we will be able to obtain waivers or amendments to any such covenants and cross default provisions from our senior lenders in the future.   If we are unable to remain in compliance with any such covenants and cross-default provisions and we are not able to obtain waivers or amendments to any such covenants and cross-default provisions, we could be terminated as servicer under the terms of the related securitization transactions and warehouse credit facilities.

As of September 30, 2011, we were in compliance with all applicable financial covenants, in part by reason of having received waivers of compliance as summarized in the table below.  All such waivers relate to securitization trust debt issued by our consolidated subsidiaries.

Financial covenant	Applicable Standard	Status Requiring Waiver (as of or for the quarter ended September 30, 2011)

Adjusted net worth (I)	$87.6 million	$(11.2) million

Leverage (I)	Between 0 and 4.5:1	(11.0):1

Adjusted net worth (II)	$95.3 million	$(11.2) million

The adjusted net worth covenants are covenants to maintain minimum levels of adjusted net worth, defined as our consolidated book value under GAAP with the exclusion of intangible assets such as goodwill. There are three separate adjusted net worth covenants because there are two separate note insurers and the lender in our residual interest financing facility that have this covenant in their related securitization agreements. There are two separate leverage covenants because a note insurer and the lender in our residual interest financing facility have this covenant. The leverage covenant requires that we not exceed the specified ratio of debt over the defined adjusted net worth. Debt is defined in this covenant to mean consolidated liabilities less warehouse lines of credit and securitization trust debt; using this definition at September 30, 2011, we had debt of $123.9 million.

Without the waivers we have received from the related note insurers, we would have been in violation of covenants relating to minimum net worth and maximum leverage levels with respect to four of our 11 currently outstanding securitization transactions.  Upon such an event of default, and subject to the right of the related note insurers to waive such terms, the agreements governing the securitizations call for payment of a default insurance premium, ranging from 25 to 100 basis points per annum on the aggregate outstanding balance of the related insured senior notes, and for the diversion of all excess cash generated by the assets of the respective securitization pools into the related spread accounts to increase the credit enhancement associated with those transactions. The cash so diverted into the spread accounts would otherwise be used to make principal payments on the subordinated notes in each related securitization or would be released to us. To the extent that principal payments on the subordinated notes are delayed, we will incur greater interest expense on the subordinated notes than we would have without the required increase to the related spread accounts.  As of the date of this report, cash is being diverted to the related spread accounts in six transactions.  In addition, upon an event of default, the note insurers have the right to terminate us as servicer.  Although our termination as servicer has been waived, we are paying default premiums, or their equivalent, with respect to insured notes representing $192.4 million of the $543.2 million of securitization trust debt outstanding at September 30, 2011. It should be noted that the principal amount of such securitization trust debt is not increased, but that the increased insurance premium is reflected as increased interest expense.  Furthermore, such waivers are temporary, and there can be no assurance as to their future extension. We do, however, believe that we will obtain such future extensions of our servicing agreements because it is generally not in the interest of any party to the securitization transaction to transfer servicing.  Nevertheless, there can be no assurance as to our belief being correct.  Were an insurance company in the future to exercise its option to terminate such agreements or to pursue other remedies, such remedies could have a material adverse effect on our liquidity and results of operations, depending on the number and value of the affected transactions. Our note insurers continue to extend our term as servicer on a monthly and/or quarterly basis, pursuant to the servicing agreements.

See “Risk Factors – Risk Factors Relating To CPS – Risks Related to Our Business – If We Lose Servicing Rights on Our Portfolio of Automobile Contracts, Our Results of Operations Would be Impaired.”

Availability of Funding

Since the fourth quarter of 2007, we have observed unprecedented adverse changes in the market for securitized pools of automobile contracts. These changes include reduced liquidity, and reduced demand for asset-backed securities, particularly for securities carrying a financial guaranty and for securities backed by sub-prime receivables. Moreover, many of the firms that previously provided financial guarantees, which were an integral part of our securitizations, are no longer offering such guarantees.  In November 2008, we lost the ability to draw against available warehouse facilities, causing us to conserve liquidity by reducing our purchases of automobile contracts to nominal levels. However, in September 2009 we entered into a $50 million revolving credit facility that allows advances against new purchases of automobile contracts, and in March 2010 we entered into another $50 million delayed draw credit facility, which also allows us advances against new purchases of automobile contracts.  More recently, we increased our short-term contract financing resources by entering into a $100 million credit facility in December 2010 and another $100 million credit facility in February 2011.  These facilities have provided us the liquidity to increase gradually our automobile contract purchases from dealers.  Moreover, since 2009 we have observed an increase in demand for asset-backed securities, including securities backed by sub-prime automobile receivables.  Nevertheless, if the current adverse circumstances that have affected the capital markets should worsen, we may again curtail or cease our purchases of new automobile contracts, which could lead to a material adverse effect on our operations.

Contingent Rescission Liability

We filed a registration statement on Form S-2 with respect to our renewable unsecured subordinated notes on January 7, 2005 and subsequently filed amendments to such registration statement on April 13,  May 2, and May 20, 2005 and April 11, 2006 (such registration statement, as so amended, the “Former Registration Statement”).  We discovered in July 2010 that, under a rule of the SEC, we were no longer permitted to offer and sell our renewable unsecured subordinated notes in reliance upon the Former Registration Statement.  Consequently, purchasers who acquired such notes within the immediately preceding twelve months may have a statutory right to rescind their purchases.  As a result, we could be required to repurchase some or all of such notes at the original sale price plus statutory interest, less the amount of any income received by the purchasers.  Within the twelve months immediately preceding September 30, 2011, we sold a total of approximately $885,000 of such notes, including renewals of previously sold notes, but excluding notes that we have repaid and excluding notes sold or renewed pursuant to the registration statement to which this prospectus relates.

Sales of such notes could also subject us to regulatory sanctions by the SEC, which might include the imposition of civil penalties.  Although we do not expect any rescissions or regulatory actions to have a material adverse effect on us, we are unable to predict the full consequences of these events and regulatory actions at this time.

Our results of operations, financial condition and cash flows could be materially and adversely affected if a substantial number of purchasers of such notes were to successfully exercise rescission rights, or if we were to be assessed substantial penalties by regulatory authorities.  The exercise of rescission rights would not have any direct material effect on our results of operations, as any rescission of sales would involve simultaneous and approximately equal reductions in our assets and our liabilities.  However, if holders of sufficient amounts of such notes were to demand rescission and to prevail in that demand, the adverse effect on our liquidity could be material, which could in turn impair our ability to conduct our business as otherwise planned. In such event, our ability to perform our obligations under the renewable unsecured subordinated notes, including those offered by this Prospectus, could also be materially and adversely affected.

Not Presently Profitable

We have incurred net losses every quarter subsequent to the quarter ended June 30, 2008.

For the year ended December 31, 2010, our pretax loss was $16.2 million, compared to a pretax loss of $49.4 million for the year 2009.  Our net loss for 2010 was $33.2 million, or $1.94 per diluted share, compared to a net loss of $57.2 million, or $3.07 per diluted share, for 2009. Net loss for 2010 includes an income tax expense of $17.0 million, or $0.97 per diluted share, related to additions to the valuation allowance against our deferred tax asset.

Our pretax loss for the third quarter of 2011 was $4.0 million, compared to a pretax loss of $2.4 million in the third quarter of 2010.  Our net loss for the third quarter of 2011 was $4.0 million, or $0.20 per diluted share, compared to a net loss of $3.4 million, or $0.20 per diluted share, for the year-earlier quarter. Net loss for the third quarter of 2010 includes an income tax expense of $1.0 million, or $0.06 per diluted share, related to an addition to the valuation allowance against our deferred tax asset. Our pretax loss for the nine months ended September 30, 2011 was $14.7 million, compared to a pretax loss of $13.5 million for the nine months ended September 30, 2010.  Our net loss for the nine months ended September 30, 2011 was $14.7 million, or $0.78 per diluted share, compared to a net loss of $18.1 million, or $1.04 per diluted share, for the nine months ended September 30, 2010. Net loss for the first nine months of 2010 includes an income tax expense of $4.6 million, or $0.26 per diluted share, related to an addition to the valuation allowance against our deferred tax asset.

FORWARD-LOOKING STATEMENTS

This prospectus contains certain statements of a forward-looking nature relating to future events or our future performance. These forward-looking statements are based on our current expectations, assumptions, estimates and projections about us and our industry. When used in this prospectus, the words “expects,” “believes,” “anticipates,” “estimates,” “intends” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, statements of our plans, strategies and prospects under the captions “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” and other statements contained elsewhere in this prospectus.

These forward-looking statements are only predictions and are subject to risks and uncertainties that could cause actual events or results to differ materially from those projected. The cautionary statements made in this prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this prospectus. We assume no obligation to update these forward-looking statements publicly for any reason. Actual results could differ materially from those anticipated in these forward-looking statements.

The risk factors discussed above could cause our actual results to differ materially from those expressed in any forward-looking statements, including, without limitation, our statement that we expect to return to profitability within the calendar year 2011.  Factors that we believe are especially important with respect to that particular statement are those discussed above under the captions “We Require a Substantial Amount of Cash to Service Our Substantial Debt,” “We Need Substantial Liquidity to Operate Our Business,” “Our Results of Operations Will Depend on Our Ability to Secure and Maintain Adequate Credit and Warehouse Financing on Favorable Terms,” “Our Results of Operations Will Depend on Our Ability to Securitize Our Portfolio of Automobile Contracts,” “If We Lose Servicing Rights on Our Portfolio of Automobile Contracts, Our Results of Operations Would Be Impaired,” “If We Experience Unfavorable Litigation Results, Our Results of Operations May Be Impaired,” and “If The Economy of All or Certain Regions of the United States Continues to Slow Down or the Current Recession Worsens, Our Results of Operations May Be Impaired.”

RATIOS OF EARNINGS TO FIXED CHARGES

	Year Ended						Nine Months Ended
	December 31, 2005	December 31, 2006	December 31, 2007	December 31, 2008	December 31, 2009	December 31, 2010	September 30, 2011
Ratio of earnings to fixed charges1	1.06	1.14	1.17	0.72	0.56	0.80	0.75

Deficiency2 ($000s)	--	--	--	(43,455)	(49,407)	(16,844)	(14,695)

1
For purposes of computing our ratios of earnings to fixed charges, we calculated earnings by adding fixed charges to income before income taxes. Fixed charges consist of gross interest expenses and one-third of our rent expense, which is the amount we believe is representative of the interest factor component of our rent expense.

2
The deficiency is the amount by which the sum of earnings plus fixed charges, as calculated above, fell short of fixed charges.  It is thus equal to our pre-tax loss recorded in the years ended December 31, 2008, 2009 and 2010, and the nine-month period ended September 30, 2011.

USE OF PROCEEDS

If all of the notes are sold for cash, we would expect to receive approximately $43.5 million of net proceeds from this offering after payment of estimated offering expenses. Because we may sell the notes for cash or in exchange for surrender of outstanding notes (or surrender of other renewable subordinated notes issued prior to the date of this Prospectus), our actual cash proceeds will be less than that amount, to the extent of such sales in exchange.  At September 30, 2011 and December 31, 2010, there were $20.9 million and $20.3 million, respectively, of such renewable subordinated notes outstanding.  Although we have no specific plan to allocate the proceeds, the general purpose of the offering is to raise capital to purchase automobile contracts and for other general corporate purposes, which may include payment of general and administrative expenses.

CAPITALIZATION

The following table sets forth our capitalization, as of September 30, 2011 and December 31, 2010, and as adjusted assuming sale of all of the notes for cash. To the extent that we sell the notes in exchange for surrender of previously outstanding notes (or surrender of other renewable subordinated notes issued prior to the date of this Prospectus), the adjustments to the table below would be reduced, dollar-for-dollar. For a description of the application of the net proceeds see “Use of Proceeds” and “Risk Factors – Risk Factors Relating to the Notes – Our management has broad discretion over the use of proceeds from the offering.”

	As of September 30, 2011 (in ’000s)		As of December 31, 2010 (in ’000s)
	Actual	As adjusted	Actual	As adjusted
LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Accounts payable and accrued expenses	$23,975	$23,975	$22,033	$22,033
Warehouse lines of credit	17,637	17,637	45,564	45,564
Residual interest financing	25,562	25,562	39,440	39,440
Debt secured by receivables measured at fair value	196,713	196,713	--	--
Securitization trust debt	543,195	543,195	567,722	567,722
Senior secured debt	53,497	53,497	44,873	44,873
Renewable Subordinated Notes (subordinated debt)	20,880	64,880	20,337	64,337
	881,459	925,459	739,969	783,969

Shareholders’ Equity
Preferred stock, $1 par value; authorized 4,998,130 shares; none issued	--	--	--	--
Series A preferred stock, $1 par value; authorized 5,000,000 shares; None issued; none outstanding	--	--	--	--
Series B preferred stock, $1 par value; authorized 1870 shares; 1870 issued; 1870 outstanding at December 31, 2010, none outstanding at September 30, 2011	--	--	1,601	1,601
Common stock, no par value; authorized 75,000,000 shares; 19,921,518 and 18,122,810 shares issued and outstanding at September 30, 2011 and December 31, 2010, respectively	62,480	62,480	59,852	59,852
Accumulated deficit	(68,372)	(68,372)	(53,678)	(53,678)
Accumulated other comprehensive loss	(5,354)	(5,354)	(5,354)	(5,354)
Total Shareholders’ Equity	(11,246)	(11,246)	2,421	2,421

Total capitalization	$870,213	$914,213	$742,390	$786,390

DESCRIPTION OF THE NOTES

General.  The renewable unsecured subordinated notes we are offering will represent subordinated, unsecured debt obligations of CPS. We will issue the notes under an indenture between us and Wells Fargo Bank, National Association, as trustee. The terms and conditions of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939. The following is a summary of the material provisions of the indenture. For a complete understanding of the notes, you should review the definitive terms and conditions contained in the indenture, which include definitions of certain terms used below. A copy of the indenture has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part and is available from us at no charge upon request.

The notes will be subordinated in right of payment to the prior payment in full of all our secured, unsecured, senior debt and other financial obligations, whether outstanding on the date of the indenture or incurred following the date of the indenture. Subject to limited restrictions contained in the indenture discussed below, there is no limit under the indenture on the amount of additional debt we may incur. See “ – Subordination” below.

The notes are not secured by any collateral or lien and we are not required to establish or maintain a sinking fund to provide for payments on the notes. See “ – No Security; No Sinking Fund” below. In addition, the notes are not bank certificates of deposit and are not insured by the Federal Deposit Insurance Corporation, the Securities Investor Protection Corporation or any other agency or company.

You may select the amount (subject to a minimum principal amount of $1,000) and term (ranging from 3 months to 10 years) of the notes you would like to purchase when you subscribe; however, depending upon our capital requirements, we may not always offer notes with the requested terms. See “ – Denomination” and “ – Term” below.

We will determine the rate at which we will pay you interest on the notes at the time of subscription and the rate will be fixed for the term of your note. Currently available rates will be set forth in interest rate supplements to this prospectus. The interest rate will vary based on the term to maturity of the note you purchase and the total principal amount of all notes owned by you and your immediate family. We may change the interest rates at which we are offering new or renewed notes based on market conditions, the demand for notes and other factors. See “ – Interest Rate” below.

Upon acceptance of your subscription to purchase notes, we will create an account in a book-entry registration and transfer system for you, and credit the principal amount of your subscription to your account. We will send you a purchase confirmation that will indicate our acceptance of your subscription. You will have five business days from the postmark date of your purchase confirmation to rescind your subscription. If your subscription is rejected, or if you rescind your subscription during the rescission period, all funds deposited will be promptly returned to you without any interest. See “ – Book-Entry Registration and Transfer” and “ – Rescission Right” below. Investors whose subscriptions for notes have been accepted and anyone who subsequently acquires notes in a qualified transfer are referred to as “holders” or “registered holders” in this prospectus and in the indenture.

We may modify or supplement the terms of the notes described in this prospectus from time to time in a supplement to the indenture and a supplement to this prospectus. Except as set forth under “ – Amendment, Supplement And Waiver” below, any modification or amendment will not affect notes outstanding at the time of such modification or amendment.

Denomination.  You may purchase notes in the minimum principal amount of $1,000 or any amount in excess of $1,000. You will determine the original principal amount of each note you purchase when you subscribe. You may not cumulate purchases of multiple notes with principal amounts less than $1,000 to satisfy the minimum denomination requirement.

Term.  We may offer notes with the following terms to maturity:

●	three months	●	three years
●	six months	●	four years
●	one year	●	five years
●	two years	●	ten years

You will select the term of each note you purchase when you subscribe. You may purchase multiple notes with different terms by filling in investment amounts for more than one term on your subscription agreement. However, we may not always sell notes with all of the above terms.

Interest Rate.  The rate of interest we will offer to pay you on notes at any particular time will vary based upon market conditions, and will be determined by the length of the term of the notes, the total principal amount of all notes owned by you and your immediate family, our capital requirements and other factors described below. The interest rate on a particular note will be determined at the time of subscription or renewal, and then remain fixed for the original or renewal term of the note. We will establish and may change the interest rates payable for notes of various terms and at various investment levels in an interest rate supplement to this prospectus.

The notes will earn incrementally higher interest rates when, at the time they are purchased or renewed, the aggregate principal amount of the note portfolio of the holder. The interest rates payable at each level of investment will be set forth in an interest rate supplement to this prospectus.

Interest rates we offer on the notes may vary based on numerous factors in addition to length of the term and aggregate principal amount. These factors may include, but are not limited to:

●	the desire to attract new investors;
●	whether the notes exceed certain principal amounts;
●	whether the notes are being renewed by existing holders; and
●	whether the notes are beneficially owned by persons residing in particular geographic localities.

Computation of Interest. We will compute interest on notes on the basis of a calendar year consisting of 365 days.  Interest will compound daily and accrue from the date of purchase. The date of purchase will be the date we receive and accept funds if the funds are received prior to 12:01 p.m. central time on a business day, or the next business day if the funds are received on a non-business day or at or after 12:01 p.m. central time on a business day. Our business days are Monday through Friday, except for legal holidays in the State of Minnesota.

Interest Payment Dates. Holders of notes may elect at the time a subscription agreement is completed to have interest paid either monthly, quarterly, semiannually, annually or at maturity. If you choose to have interest paid monthly, you may elect the day of the month on which interest will be paid, subject to our approval. For all other payment periods, interest will be paid on the same day of the month as the purchase date of your note. You will not earn interest on any rescinded note. See “—Rescission Right” below for additional information on your right to rescind your investment.

Place and Method of Payment. We will pay principal and interest on the notes by direct deposit to the account you specify in your subscription documents. We will not accept subscription agreements from investors who are unwilling to receive their interest payments via direct deposit. If the foregoing payment method is not available, principal and interest on the notes will be payable at our principal executive office or at such other place as we may designate for payment purposes.

Servicing Agent. We may engage a non-affiliated third party to act as our servicing agent.   Such person’s responsibilities as servicing agent would involve the performance of certain administrative and customer service functions for the notes that we are responsible for performing as the issuer of the notes. For example, a servicing agent may serve as our registrar and transfer agent and may manage certain aspects of the customer service function for the notes, which may include handling phone inquiries, mailing investment kits, processing subscription agreements, issuing quarterly investor statements and redeeming and repurchasing notes. In addition, we may retain a  servicing agent to provide us with monthly reports and analysis regarding the status of the notes, and the amount of notes that remain available for purchase.

You may contact us with any questions about the notes at the following address and telephone number:

Consumer Portfolio Services, Inc.
19500 Jamboree Road, Fifth Floor
Irvine, CA 92612
Telephone: (888) 776-1887
Fax: (949) 753-4878

Book-Entry Registration and Transfer. The notes are issued in book entry form, which means that no physical note is created. Evidence of your ownership is provided by written confirmation. Except under limited circumstances described below, holders will not receive or be entitled to receive any physical delivery of a certificated security or negotiable instrument that evidences their notes. The issuance and transfer of notes will be accomplished exclusively through the crediting and debiting of the appropriate accounts in our book-entry registration and transfer system.

The holders of the accounts established upon the purchase or transfer of notes will be deemed to be the owners of the notes under the indenture. The holder of the notes must rely upon the procedures established by the trustee to exercise any rights of a holder of notes under the indenture. We will regularly provide the trustee with information regarding the establishment of new accounts and the transfer of existing accounts.

We will also regularly provide the trustee with information regarding the total amount of any principal and/or interest due to holders with regard to the notes on any interest payment date or upon redemption.

On each interest payment date, we will credit interest due on each account and direct payments to the holders. We will determine the interest payments to be made to the book-entry accounts and maintain, supervise and review any records relating to book-entry beneficial interests in the notes.

Book-entry notations in the accounts evidencing ownership of the notes are exchangeable for actual notes in principal denominations of $1,000 and any amount in excess of $1,000 and fully registered in those names as we direct only if:

●	we, at our option, advise the trustee in writing of our election to terminate the book-entry system, or
●
after the occurrence of an event of default under the indenture, holders of more than 50% of the aggregate outstanding principal amount of the notes advise the trustee in writing that the continuation of a book-entry system is no longer in the best interests of the holders of notes and the trustee notifies all registered holders of the occurrence of any such event and the availability of certificated securities that evidence the notes.

Subject to the exceptions described above, the book-entry interests in these securities will not be exchangeable for fully registered certificated notes.

Rescission Right. A purchaser of notes has the right to rescind his or her investment, without penalty, upon written request within five business days from the postmark date of the purchase confirmation (but not upon transfer or automatic renewal of a note). You will not earn interest on any rescinded note. We will promptly return any funds sent with a subscription agreement that is properly rescinded. A written request for rescission, if personally delivered or delivered via electronic transmission, must be received by us on or prior to the fifth business day following the mailing of written confirmation by us of the acceptance of your subscription.  If mailed, the written request for rescission must be postmarked on or before the fifth business day following the mailing of such written confirmation by us.

In addition, if your subscription agreement is accepted at a time when we have determined that a post-effective amendment to the registration statement of which this prospectus is a part must be filed with the Securities and Exchange Commission, but such post-effective amendment has not yet been declared effective, we will send to you at your registered address a notice and a copy of the post-effective amendment once it has been declared effective.  You will have the right to rescind your investment upon written request within five business days from the postmark date of the notice that the post-effective amendment has been declared effective.  We will promptly return any funds sent with a subscription agreement that is properly rescinded without penalty, although any interest previously paid on the notes being rescinded will be deducted from the funds returned to you upon rescission. A written request for rescission, if personally delivered or delivered via electronic transmission, must be received on or prior to the fifth business day following the mailing of the notice that the post-effective amendment has been declared effective.  If mailed, the written request for rescission must be postmarked on or before the fifth business day following the mailing of such notice.

The limitations on the amount of notes that can be redeemed early in a single calendar quarter described under “– Redemption or Repurchase Prior to Stated Maturity” below do not affect your rescission rights.

Right to Reject Subscriptions. We may reject any subscription for notes in its sole discretion. If a subscription for notes is rejected, we will promptly return any funds sent with that subscription, without interest.

Renewal or Redemption On Maturity. Approximately 15, but not less than 10 days prior to maturity of your note, we will send you a notice at your registered address indicating that your note is about to mature and whether we will allow automatic renewal of your note. If we allow you to renew your note, we will also send to you the then current form of prospectus, which will include an interest rate supplement and any other updates to the information contained in this prospectus.  The interest rate supplement will set forth the interest rates then in effect. The notice will recommend that you review the then current prospectus, including any prospectus supplements, and the interest rate supplement, prior to exercising one of the below options. If we do not send you a new prospectus because the prospectus has not changed since the delivery of this prospectus in connection with your original subscription or any prior renewal, we will send you a new prospectus upon your request.  Unless the election period is extended as described below, you will have until 15 days after the maturity date to exercise one of the following options:

●
You can do nothing, in which case your note will automatically renew for a new term equal to the original term at the interest rate in effect at the time of renewal. If your note pays interest only at maturity, all accrued interest will be added to the principal amount of your note upon renewal. For notes with other payment options, interest will be paid on the renewed note on the same schedule as the original note.

●
You can elect repayment of your note, in which case the principal amount will be repaid in full along with any accrued but unpaid interest. If you choose this option, your note will not earn interest on or after the maturity date.

●
You can elect repayment of your note and use all or part of the proceeds to purchase a new note with a different term or principal amount. To exercise this option, you will need to complete a subscription agreement for the new note and mail it along with your request. The issue date of the new note will be the maturity date of the old note. Any proceeds from the old note that are not applied to the new note will be sent to you.

●
If your note pays interest only at maturity, you can receive the accrued interest that you have earned during the note term just ended while allowing the principal amount of your note to roll over and renew for the same term at the interest rate then in effect. To exercise this option, you will need to call, fax or send a written request to us.

The foregoing options will be available to holders until termination or redemption under the indenture and the notes by either the holder or us. Interest will accrue from the first day of each renewed term. Each renewed note will retain all its original provisions, including provisions relating to payment, except that the interest rate payable during any renewal term will be the interest rate that is being offered at that time to other holders with similar aggregate note portfolios for notes of the same term as set forth in the interest rate supplement delivered with the maturity notice. If similar notes are not then being offered, the interest rate upon renewal will be the rate specified by us on or before the maturity date, or the rate of the existing note if no such rate is specified.

If we notify the holder of our intention to repay a note at maturity, we will pay the holder the principal amount and any accrued but unpaid interest on the stated maturity date. Similarly, if, within 15 days after a note’s stated maturity date (or during any applicable extension of the 15 day period, as described below), the holder requests repayment with respect to a note, we will pay the holder the principal amount of the note plus accrued but unpaid interest up to, but not including, the note’s stated maturity date. In the event that a holder’s regularly scheduled interest payment date falls after the maturity date of the note but before the date on which the holder requests repayment, the holder may receive interest payments that include interest for periods after the maturity date of the note.  If this occurs, the excess interest will be deducted from our final payment of the principal amount of the note to the holder. We will initiate payment to any holder timely requesting repayment by the later of the maturity date or five business days after the date on which we receive such notice from the holder. Because payment is made by ACH transfer, funds may not be received in the holder’s account for 2 to 3 business days.  Requests for repayment should be made in writing.

We will be required from time to time to file post-effective amendments to the registration statement of which this prospectus is a part to update the information it contains.  If you would otherwise be required to elect to have your notes renewed or repaid following their stated maturity at a time when we have determined that a post-effective amendment must be filed with the Securities and Exchange Commission, but such post-effective amendment has not yet been declared effective, the period during which you can elect renewal or repayment will be automatically extended until ten days following the postmark date of a notice that will be sent to you at your registered address that the post-effective amendment has been declared effective.  In the event that a holder’s regularly scheduled interest payment date falls after the maturity date of the note but before the date on which the holder requests repayment, the holder may receive an interest payment that includes interest for periods after the maturity date of the note. If this occurs, the excess interest will be deducted from our final payment of the principal amount of the note to the holder.  All other provisions relating to the renewal or redemption of notes upon their stated maturity described above shall remain unchanged.

Redemption or Repurchase Prior To Stated Maturity. The notes may be redeemed prior to stated maturity only as set forth in the indenture and described below. The holder has no right to require us to prepay or repurchase any note prior to its maturity date as originally stated or as it may be extended, except as indicated in the indenture and described below.

Redemption By Us.  We have the right to redeem any note at any time prior to its stated maturity upon 30 days written notice to the holder of the note. The holder of the note being redeemed will be paid a redemption price equal to the outstanding principal amount thereof plus but accrued and unpaid interest up to but not including the date of redemption without any penalty or premium. We may use any criteria we choose to determine which notes we will redeem if we choose to do so. We are not required to redeem notes on a pro rata basis.

Repurchase Election Upon Death Or Total Permanent Disability. Notes may be repurchased prior to maturity, in whole and not in part, at the election of a holder who is a natural person (including notes held in an individual retirement account), by giving us written notice within 45 days following the holder’s total permanent disability, as established to our satisfaction, or at the election of the holder’s estate, by giving written notice within 45 days following his or her death. Subject to the limitations described below, we will repurchase the notes within 10 days after the later to occur of the request for repurchase or the establishment to our satisfaction of the holder’s death or total permanent disability. The repurchase price, in the event of such a death or total permanent disability, will be the principal amount of the notes, plus interest accrued and not previously paid up to but not including the date of repurchase. If spouses are joint registered holders of a note, the right to elect to have us repurchase will apply when either registered holder dies or suffers a total permanent disability. If the note is held jointly by two or more persons who are not legally married, none of these persons will have the right to request that we repurchase the notes unless all joint holders have either died or suffered a total permanent disability. If the note is held by a person who is not a natural person such as a trust, partnership, corporation or other similar entity, the right to request repurchase upon death or total permanent disability does not apply.

Repurchase At Request of Holder.  We have agreed not to repurchase any notes other than upon maturity, or upon the death or total permanent disability of the holder. We agreed to that prohibition (subject to the exceptions stated) in order to issue and sell secured notes in the aggregate principal amount of $53.4 million as of June 30, 2010, pursuant to a Securities Purchase Agreement (“SPA”) between us and Levine Leichtman Capital Partners IV, L.P. (“LLCP”), originally dated June 30, 2008 and as subsequently amended.  Under the SPA, LLCP has purchased from us notes representing our senior secured debt.  The general prohibition on our repurchase of the notes offered by this prospectus is one of several provisions of the SPA that are designed to protect LLCP as  our creditor.

Limitations on Requirements to Repurchase. Our obligation to repurchase notes prior to maturity for any reason will be subject to a calendar quarter limit equal to the greater of $1 million of aggregate principal amount for all holders or 2% of the total principal amount of all notes outstanding at the end of the previous calendar quarter. This limit includes any notes we repurchase upon death or total permanent disability of the holder, and would apply even in the absence of our contractual prohibition on repurchases, noted above.

Modifications to Repurchase Policy.  We may modify the policies on repurchase in the future.  No modification will affect the right of repurchase applicable to any note outstanding at the time of any such modification.

Transfers.  The notes are not negotiable debt instruments and, subject to certain exceptions, will be issued only in book-entry form. The purchase confirmation issued upon our acceptance of a subscription is not a certificated security or negotiable instrument, and no rights of record ownership can be transferred without our prior written consent. Ownership of notes may be transferred on the note register only as follows:

●	The holder must deliver us written notice requesting a transfer signed by the holder(s) or such holder’s duly authorized representative on a form to be supplied by us.
●	We must provide our written consent to the proposed transfer.
●	We may require a legal opinion from counsel satisfactory to us that the proposed transfer will not violate any applicable securities laws.
●	We may require a signature guarantee in connection with such transfer.

Upon transfer of a note, we will provide the new holder of the note with a purchase confirmation that will evidence the transfer of the account on our records. We may charge a reasonable service charge in connection with the transfer of any note.

Quarterly Statements.  We will provide holders of the notes with quarterly statements, which will indicate, among other things, the account balance at the end of the quarter, interest credited, redemptions or repurchases made, if any, and the interest rate paid during the quarter. These statements will be mailed not later than the 10th business day following the end of each calendar quarter. We may charge such holders a reasonable fee to cover the charges incurred in providing such information.

Subordination.  The indebtedness evidenced by the notes, and any interest thereon, is subordinated in right of payment to all of our senior debt, including indebtedness held by our subsidiaries that are special purpose entities. “Senior debt” means all of our secured, unsecured, senior or subordinate indebtedness, as well as other financial obligations of the company, whether outstanding on the date of this prospectus or incurred after the date of this prospectus, whether such indebtedness is or is not specifically designated as being senior debt in its defining instruments, other than (i) existing outstanding unsecured subordinated indebtedness in the amount of $20.9 million, as of September 30, 2011 ($20.3 million as of December 31, 2010), and (ii) any future offerings of additional renewable unsecured subordinated notes, both of which will rank equally with the notes.  Any documents, agreements or instruments evidencing or relating to any senior debt may be amended, restated, supplemented and/or renewed from time to time without requiring any notice to or consent of any holder of notes or any person or entity acting on behalf of any such holder or the trustee.

The indenture does not prevent holders of senior debt from disposing of, or exercising any other rights with respect to, any or all of the collateral securing the senior debt.  As of September 30, 2011, we had approximately $836.6 million of debt outstanding that is senior to the notes, of which approximately $783.1 million was issued by our consolidated special purpose entities.  Including accounts payable, accrued expenses and an additional approximately $43.6 million of debt that does not appear on our consolidated financial statements (which was issued by our off-balance sheet special purpose entities), we had approximately $904.2 million of outstanding obligations senior to the notes.

Except for certain limited restrictions, the terms of the notes or the indenture do not impose any limitation on the amount of senior debt or other indebtedness we may incur, although our existing senior debt agreements may restrict us from incurring new senior debt. See “Risk Factors – Risk Factors Relating to the Notes – Because the notes rank junior to substantially all of our existing and future debt and other financial obligations, your notes will lack priority in payment.”

The notes are not guaranteed by any of our subsidiaries, affiliates or control persons. Accordingly, in the event of a liquidation or dissolution of one of our subsidiaries, creditors of that subsidiary will be paid in full, or provision for such payment will be made, from the assets of that subsidiary prior to distributing any remaining assets to us as a shareholder of that subsidiary. Therefore, in the event of liquidation or dissolution of a subsidiary, no assets of that subsidiary may be used to make payment to the holders of the notes until the creditors of that subsidiary are paid in full from the assets of that subsidiary.

In the event of any liquidation, dissolution or any other winding up of us, or of any receivership, insolvency, bankruptcy, readjustment, reorganization or similar proceeding under the U.S. Bankruptcy Code or any other applicable federal or state law relating to bankruptcy or insolvency, or during the continuation of any event of default on the senior debt, no payment may be made on the notes until all senior debt has been paid in full or provision for such payment has been made to the satisfaction of the senior debt holders. If any of the above events occurs, holders of senior debt may also submit claims on behalf of holders of the notes and retain the proceeds for their own benefit until they have been fully paid, and any excess will be turned over to the holders of the notes. If any distribution is nonetheless made to holders of the notes, the money or property distributed to them must be paid over to the holders of the senior debt to the extent necessary to pay senior debt in full.

We will not make any payment, direct or indirect (whether for interest, principal, as a result of any redemption or repurchase at maturity, on default, or otherwise), on the notes and any other indebtedness being subordinated to the payment of the notes, and neither the holders of the notes nor the trustee will have the right, directly or indirectly, to sue to enforce the indenture or the notes, if a default or event of default under any senior debt has occurred and is continuing, or if any default or event of default under any senior debt would result from such payment, in each case unless and until:

●	the default and event of default has been cured or waived or has ceased to exist; or
●	the end of the period commencing on the date the trustee receives written notice of default from a holder of the senior debt and ending on the earlier of
●	the trustee’s receipt of a valid waiver of default from the holder of senior debt; or
●	the trustee’s receipt of a written notice from the holder of senior debt terminating the payment blockage period.

Provided, however, that if any of the blockage events described above has occurred and 179 days have passed since the trustee’s receipt of the notice of default without the occurrence of the cure, waiver or termination of all blockage periods described above, the trustee may thereafter sue on and enforce the indenture and the notes as long as any funds paid as a result of any such suit or enforcement action shall be paid toward the senior debt until it is indefeasibly paid in full before being applied to the notes.

No Collateral Security; No Sinking Fund. The notes are unsecured, which means that none of our tangible or intangible assets or property, nor any of the assets or property of any of our subsidiaries, has been set aside or reserved to make payment to the holders of the notes in the event that we default on our obligations to the holders. In addition, we will not contribute funds to any separate account, commonly known as a sinking fund, to repay principal or interest due on the notes upon maturity or default. See “Risk Factors – Risk Factors Relating to the Notes – Because the notes will have no sinking fund, security, insurance or guarantee, you may lose all or a part of your investment in the notes if we do not have enough cash to pay the notes.”

Restrictive Covenants.  The indenture contains certain limited restricted covenants that restrict us from certain actions as set forth below.

The indenture provides that, so long as the notes are outstanding:

●
we will not declare or pay any dividends or other payments of cash or other property solely in respect of our capital stock to our stockholders (other than a dividend paid in shares of our capital stock on a pro rata basis to all our stockholders) unless no default and no event of default with respect to the notes exists or would exist immediately following the declaration or payment of the dividend or other payment;

●
to the extent legally permissible, we will not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of the indenture; and

●
neither our board of directors nor our shareholders will adopt a plan of liquidation that provides for, contemplates or the effectuation of which is preceded by (a) the sale, lease, conveyance or other disposition of all or substantially all of our assets, otherwise than (i) substantially as an entirety, or (ii) in a qualified sales and financing transaction, and (b) the distribution of all or substantially all of the proceeds of such sale, lease, conveyance or other disposition and of our remaining assets to the holders of our capital stock, unless, prior to making any liquidating distribution pursuant to such plan, we make provision for the satisfaction of our obligations under the renewable unsecured subordinated notes.

We are not restricted from entering into qualified sale and financing transactions or incurring additional indebtedness.  See “Risk Factors – Risk Factors Relating to the Notes – Because there are limited restrictions on our activities under the Indenture, you will have only limited protection under the indenture.”

Consolidation, Merger or Sale. The indenture generally permits a consolidation or merger between us and another entity. It also permits the sale or transfer by us of all or substantially all of our property and assets. These transactions are permitted if:

●
the resulting or acquiring entity, if other than us, is a United States corporation, limited liability company or limited partnership and assumes all of our responsibilities and liabilities under the indenture, including the payment of all amounts due on the notes and performance of the covenants in the indenture; and

●	immediately after the transaction, and giving effect to the transaction, no event of default under the indenture exists.

If we consolidate or merge with or into any other entity or sell or lease all or substantially all of our assets, according to the terms and conditions of the indenture, the resulting or acquiring entity will be substituted for us in the indenture with the same effect as if it had been an original party to the indenture. As a result, the successor entity may exercise our rights and powers under the indenture, in our name and we will be released from all our liabilities and obligations under the indenture and under the notes.

Events Of Default. The indenture provides that each of the following constitutes an event of default:

●	failure to pay interest on a note within 15 days after the due date for such payment (whether or not prohibited by the subordination provisions of the indenture);
●	failure to pay principal on a note within 15 days after the due date for such payment (whether or not prohibited by the subordination provisions of the indenture);
●
our failure to observe or perform any material covenant, condition or agreement or our breach of any material representation or warranty, but only after we have been given notice of such failure or breach and such failure or breach is not cured within 60 days after our receipt of notice;

●
defaults in certain of our other payment obligations that result in such payment obligations becoming or being declared immediately due and payable and such declaration is not rescinded or annulled within 60 days after our receipt of notice of such declaration; and

●	certain events of bankruptcy or insolvency with respect to us.

If any event of default occurs and is continuing (other than an event of default involving certain events of bankruptcy or insolvency with respect to us), the trustee or the holders of at least a majority in principal amount of the then outstanding notes may by notice to us declare the unpaid principal of and any accrued interest on the notes to be due and payable immediately. So long as any senior debt is outstanding, however, and a payment blockage on the notes is in effect, a declaration of this kind will not be effective, and neither the trustee nor the holders of notes may enforce the indenture or the notes, except as otherwise set forth above in “- Subordination”.  In the event senior debt is outstanding and no payment blockage on the notes is in effect, a declaration of this kind will not become effective until the later of:

●	the day which is five business days after the receipt by us and the holders of senior debt of such written notice of acceleration; or
●	the date of acceleration of any senior debt.

In the case of an event of default arising from certain events of bankruptcy or insolvency, with respect to us, all outstanding notes will become due and payable without further action or notice.

Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust power. The trustee may withhold from holders of the notes notice of any continuing default or event of default (except a default or event of default relating to the payment of principal or interest on the notes) if the trustee in good faith determines that withholding notice would have no material adverse effect on the holders.

The holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may, on behalf of the holders of all of the notes, waive any existing default or event of default and its consequences under the indenture, except:

●	a continuing default or event of default in the payment of interest on, or the principal of, a note held by a non-consenting holder; or
●	a waiver that would conflict with any judgment or decree.

We are required to deliver to the trustee within 120 days of the end of our fiscal year a certificate regarding compliance with the indenture, and we are required, upon becoming aware of any default or event of default, to deliver to the trustee a certificate specifying such default or event of default and what action we are taking or propose to take with respect to the default or event of default.

Amendment, Supplement and Waiver. Except as provided in this prospectus or the indenture, the terms of the indenture or the notes then outstanding may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the notes then outstanding, and any existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes.

Notwithstanding the foregoing, an amendment or waiver will not be effective with respect to the notes held by a holder who has not consented if it has any of the following consequences:

●	reduces the aggregate principal amount of notes whose holders must consent to an amendment, supplement or waiver;
●	reduces the principal of or changes the fixed maturity of any note or alters the repurchase or redemption provisions or the price at which we shall offer to repurchase or redeem the note;
●	reduces the rate of or changes the time for payment of interest, including default interest, on any note;
●
waives a default or event of default in the payment of principal or interest on the notes, except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the then outstanding notes and a waiver of the payment default that resulted from such acceleration;.

●	makes any note payable in money other than that stated in this prospectus;
●	makes any change in the provisions of the indenture relating to waivers of past defaults or the rights of holders of notes to receive payments of principal of or interest on the notes;
●	makes any change to the subordination provisions of the indenture that has a material adverse effect on holders of notes;
●	modifies or eliminates the right of the estate of a holder or a holder to cause us to repurchase a note upon the death or total permanent disability of a holder; or
●	makes any change in the foregoing amendment and waiver provisions.

Notwithstanding the foregoing, without the consent of any holder of the notes, we and the trustee may amend or supplement the indenture or the notes:

●	to cure any ambiguity, defect or inconsistency;
●	to provide for assumption of our obligations to holders of the notes in the case of a merger, consolidation or sale of all or substantially all of our assets;
●	to provide for additional uncertificated or certificated notes;
●
to make any change that does not adversely affect the legal rights under the indenture of any such holder, including but not limited to an increase in the aggregate dollar amount of notes which may be outstanding under the indenture;

●
to modify our policy regarding repurchases elected by a holder of notes prior to maturity and our policy regarding repurchase of the notes prior to maturity upon the death or total permanent disability of any holder of the notes, but such modifications shall not materially adversely affect any then outstanding notes; or

●	to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act.

The Trustee.  Wells Fargo Bank, National Association has agreed to be the trustee under the indenture. The indenture contains certain limitations on the rights of the trustee, should it become one of our creditors, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any claim as security or otherwise. The trustee will be permitted to engage in other transactions with us.

Subject to certain exceptions, the holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee. The indenture provides that in case an event of default specified in the indenture shall occur and not be cured, the trustee will be required, in the exercise of its power, to use the degree of care of a reasonable person in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless the holder shall have offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Resignation or Removal of the Trustee.  The trustee may resign at any time, or may be removed by the holders of a majority of the aggregate principal amount of the outstanding notes. In addition, upon the occurrence of contingencies relating generally to the insolvency of the trustee or the trustee’s ineligibility to serve as trustee under the Trust Indenture Act of 1939, as amended, we may remove the trustee. However, no resignation or removal of the trustee may become effective until a successor trustee has accepted the appointment as provided in the indenture.

Reports to Trustee.  We will provide the trustee with quarterly reports containing any information reasonably requested by the trustee. These quarterly reports will include information on each note outstanding during the preceding quarter, including outstanding principal balance, interest credited and paid, transfers made, any redemption or repurchase and interest rate paid.

No Personal Liability of Our Directors, Officers, Employees and Stockholders.  No director, officer, employee, incorporator or stockholder of ours or any servicing agent, will have any liability for any of our obligations under the notes, the indenture or for any claim based on, in respect to, or by reason of, these obligations or their creation. Each holder of the notes waives and releases these persons from any liability, including any liability arising under applicable securities laws. The waiver and release are part of the consideration for issuance of the notes. We have been advised that the waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Service Charges.  We and our servicing agent may assess service charges for changing the registration of any note to reflect a change in name of the holder, multiple changes in interest payment dates or transfers (whether by operation of law or otherwise) of a note by the holder to another person.

Additional Securities.  We may offer additional classes of securities with terms and conditions different from the notes currently being offered in this prospectus. We will amend or supplement this prospectus if and when we decide to offer to the public any additional class of security under this prospectus. If we sell the entire principal amount of notes offered in this prospectus, we may register and sell additional notes by amending this prospectus, but we are under no obligation to do so.

Variations in Terms and Conditions.  We may from time to time to vary the terms and conditions of the notes offered by this prospectus, including, but not limited to: minimum initial principal investment amount requirements; maximum aggregate principal amount limits; interest rates; minimum denominations; service and other fees and charges; and redemption provisions. Terms and conditions may be varied by state, locality, principal amount, type of investor — for example, new or current investor — or as otherwise permitted under the indenture governing the securities offered by this prospectus. No change in terms, however, will apply to any notes issued and outstanding.

Interest Withholding.  We will withhold 28% of any interest paid to any investor who has not provided us with a social security number, employer identification number, or other satisfactory equivalent in the subscription agreement (or another document) or where the Internal Revenue Service has notified us that backup withholding is otherwise required. Please read “Material Federal Income Tax Consequences – Reporting and Backup Withholding.”

Liquidity.  There is not currently a trading market for the notes, and we do not expect that a trading market for the notes will develop.

Satisfaction and Discharge of Indenture. The indenture shall cease to be of further effect upon the payment in full of all of the outstanding notes and the delivery of an officer’s certificate to the trustee stating that we do not intend to issue additional notes under the indenture or, with certain limitations, upon deposit with the trustee of funds sufficient for the payment in full of all of the outstanding notes.

Reports.  We currently publish annual reports containing financial statements and quarterly reports containing financial information for the first three quarters of each fiscal year. We will send copies of these reports, at no charge, to any holder of notes who sends a written request to:

Consumer Portfolio Services, Inc.
19500 Jamboree Road
Irvine, California  92612
Attention: Corporate Secretary
(949) 753-6800

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

The following discussion is our counsel’s opinion of the material federal income tax consequences relating to the ownership and disposition of the notes. The discussion is based upon the current provisions of the Internal Revenue Code of 1986, as amended, regulations issued under the Internal Revenue Code and judicial or ruling authority, all of which are subject to change that may be applied retroactively. The discussion assumes that the notes are held as capital assets and does not discuss the federal income tax consequences applicable to all categories of investors, some of which may be subject to special rules such as banks, tax-exempt organizations, insurance companies, dealers in securities or currencies, persons that will hold notes as a position in a hedging, straddle or conversion transactions, or persons that have a functional currency other than the U.S. dollar. If a partnership holds notes, the tax treatment of a partner will generally depend on the status of the partner and on the activities of the partnership. In addition, it does not deal with holders other than original purchasers. You are urged to consult your own tax advisor to determine the specific federal, state, local and any other tax consequences applicable to you relating to your ownership and disposition of the notes.

Interest Income on the Notes

Subject to the discussion below applicable to “non-U.S. holders,” interest paid on the notes will generally be taxable to you as ordinary income as the income is paid if you are a cash method taxpayer or as the income accrues if you are an accrual method taxpayer.

However, a note with a term of one year or less, which we refer to in this discussion as a “short-term note,” will be treated as having been issued with original issue discount or “OID” for tax purposes equal to the total payments on the note over its issue price. If you are a cash method holder of a short-term note you are not required to include this OID as income currently unless you elect to do so. Cash method holders who make that election and accrual method holders of short-term notes are generally required to recognize the OID in income currently as it accrues on a straight-line basis unless the holder elects to accrue the OID under a constant yield method. Under a constant yield method, you generally would be required to include in income increasingly greater amounts of OID in successive accrual periods.

Cash method holders of short-term notes who do not include OID in income currently will generally be taxed on stated interest at the time it is received and will treat any gain realized on the disposition of a short-term note as ordinary income to the extent of the accrued OID generally reduced by any prior payments of interest. In addition, these cash method holders will be required to defer deductions for certain interest paid on indebtedness related to purchasing or carrying the short-term notes until the OID is included in the holder’s income.

There are also some situations in which a cash basis holder of a note having a term of more than one year may have taxable interest income with respect to a note before any cash payment is received with respect to the note. If you report income on the cash method and you hold a note with a term longer than one year that pays interest only at maturity, you generally will be required to include OID accrued during the original term (without regard to renewals) as ordinary gross income as the OID accrues. OID accrues under a constant yield method, as described above.

Treatment of Dispositions of Notes

Upon the sale, exchange, retirement or other taxable disposition of a note, you will recognize gain or loss in an amount equal to the difference between the amount realized on the disposition and your adjusted tax basis in the note. Your adjusted tax basis of a note generally will equal your original cost for the note, increased by any accrued but unpaid interest (including OID) you previously included in income with respect to the note and reduced by any principal payments you previously received with respect to the note. Any gain or loss will be capital gain or loss, except for gain representing accrued interest not previously included in your income. This capital gain or loss will be short-term or long-term capital gain or loss, depending on whether the note had been held for more than one year or for one year or less.

Non-U.S. Holders

Generally, if you are a nonresident alien individual or a non-U.S. corporation and do not hold the note in connection with a United States trade or business, interest paid and OID accrued on the notes will be treated as “portfolio interest” and therefore will be exempt from a 30% United States withholding tax. In that case, you will be entitled to receive interest payments on the notes free of United States federal income tax provided that you periodically provide a statement on applicable IRS forms certifying under penalty of perjury that you are not a United States person and provide your name and address. In addition, in that case you will not be subject to United States federal income tax on gain from the disposition of a note unless you are an individual who is present in the United States for 183 days or more during the taxable year in which the disposition takes place and certain other requirements are met. Interest paid and accrued OID paid to a non-U.S. person are not subject to withholding if they are effectively connected with a United States trade or business conducted by that person and we are provided a properly executed IRS Form W-8ECI. They will, however, generally be subject to the regular United States income tax. If you are a non-U.S. corporation, that portion of your earnings and profits that is effectively connected with your U.S. trade or business also may be subject to a "branch profits tax" at a 30% rate, although an applicable income tax treaty may provide for lower rate.

Reporting and Backup Withholding

We will report annually to the Internal Revenue Service and to holders of record that are not excepted from the reporting requirements any information that may be required with respect to interest or OID on the notes.

Under certain circumstances, as a holder of a note, you may be subject to “backup withholding” at a 28% rate. Backup withholding may apply to you if you are a United States person and, among other circumstances, you fail to furnish on IRS Form W-9 or a substitute Form W-9 your Social Security number or other taxpayer identification number to us. Backup withholding may apply, under certain circumstances, if you are a non-U.S. person and fail to provide us with the statement necessary to establish an exemption from federal income and withholding tax on interest on the note. Backup withholding, however, does not apply to payments on a note made to certain exempt recipients, such as corporations and tax-exempt organizations, and to certain non-U.S. persons. Backup withholding is not an additional tax and may be refunded or credited against your United States federal income tax liability, provided that you furnish certain required information.

This federal tax discussion is included for general information only and may not be applicable depending upon your particular situation. You are urged to consult your own tax advisor with respect to the specific tax consequences to you of the ownership and disposition of the notes, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

New Legislation

The Hiring Incentives to Restore Employment Act of 2010 imposes a U.S. withholding tax of a 30% rate on interest and proceeds of sale in respect of our notes received by U.S. holders who own their notes through foreign accounts or foreign intermediaries and certain non-U.S holders if certain due diligence and disclosure requirements related to U.S. accounts or ownership are not satisfied. If payment of withholding taxes is required, non-U.S. holders that are otherwise eligible for an exemption from, or reduction of, U.S. withholding tax with respect to such interest and proceeds will be required to seek a refund from the IRS to obtain the benefit of such exemption or reduction. We will not pay any additional amounts in respect of any amounts withheld. These new withholding rules are generally effective for notes issued after March 18, 2012.

For taxable years beginning after December 31, 2012, there is scheduled to be imposed a 3.8 percent tax on the "net investment income" of certain individuals, and on the undistributed "net investment income" of certain estates and trusts. Among other items, net investment income generally includes gross income from interest, less certain deductions. Prospective investors are urged to consult with their tax advisors regarding the possible implications of this legislation in their particular circumstances.

PLAN OF DISTRIBUTION

Except as we may otherwise indicate in the applicable prospectus supplement, we will sell these securities directly, without an underwriter or selling agent, and the securities will be sold by our employees who, under Rule 3a4-1(a) of the Exchange Act, are deemed not to be brokers. In accordance with the provisions of Rule 3a4-1(a), our employees who sell securities will not be compensated by commission, will not be associated with any broker or dealer and will limit their activities so that, among other things, they do not engage in oral solicitations of, and comply with certain specified limitations when responding to inquiries from, potential purchasers.

We plan to market the notes directly to the public and to our existing noteholders through newspaper, radio, internet, direct mail and other advertising. We may engage an unaffiliated third party (a “servicing agent”) to manage certain administrative and customer service functions relating to the notes, including handling all inquiries from potential investors, mailing investment kits, meeting with investors, processing subscription agreements and responding to all written and telephonic questions relating to the notes. We may elect to perform these duties ourselves.

We will bear the expenses incurred in connection with the offer and sale of the notes, including document fulfillment expenses, legal and accounting fees, regulatory fees, due diligence expenses and marketing costs.  No one will receive a commission based on notes sold or renewed.

We may distribute the notes in one or more transactions: (1) at a fixed price or prices, which may be changed; or (2) at negotiated prices. We may also sell notes in exchange for outstanding notes held by our existing noteholders.

We may agree to pay a servicing agent an annual portfolio management fee equal to a percentage of the weighted average principal balance of the notes outstanding for its services as servicing agent.  In exchange for the annual portfolio management fee, such a servicing agent would manage specified customer service functions concerning the notes and act as an agent between us and the purchasers of the notes.  The annual portfolio management fee also covers costs relating to maintenance of the investor relationship after the purchase of notes.  This includes, among other things, addressing ministerial investor inquiries regarding the notes, the preparation of all confirmations, notices and statements, the coordination of interest payments, the establishment and maintenance of records relating to the notes, the preparation of all reports, statements and analyses regarding the notes, and all out-of-pocket expenses for the printing and mailing of confirmations, notices and statements to the investors.  The amount of this fee will depend upon a number of variables, including the pace at which notes are sold, the terms of the notes sold and whether the notes are redeemed or repurchased.

We may engage an advertising and marketing company, not affiliated with us nor with any broker-dealer, to directly provide or manage the advertising and marketing functions related to the sale of the notes.  These services may include media planning, media buying, creative and copy development, direct mail services, literature fulfillment, commercial printing, list management, list brokering, advertising consulting, efficiency analyses and other similar activities. If we retain an advertising agent, such agent will be compensated directly by us or its sub-service providers for these advertising and marketing services. This compensation is consistent with accepted normal advertising and marketing industry standards for similar services.

Prior to the offering, there has been no public market for the notes. We do not intend to list the notes on any securities exchange or include them for quotation on Nasdaq. No one is obligated to make a market in the notes, and we do not anticipate that a secondary market for the notes will develop.

 We may vary the terms and conditions of the offer by state, locality or as otherwise described under “Description of the Notes – Interest Rate” and “– Variations in Terms and Conditions” in this prospectus. From time to time, we also may vary the terms and conditions of the securities offered by this prospectus depending on such factors as our liquidity requirements, the interest rate environment and other economic conditions.

LEGAL MATTERS

Certain legal matters in connection with the notes will be passed upon for us by Mark Creatura, Esq., Irvine, California.

EXPERTS

The consolidated financial statements of Consumer Portfolio Services, Inc. as of and for the years ended December 31, 2010 and 2009, have been incorporated by reference herein in reliance upon the report of Crowe Horwath LLP, independent registered public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

GLOSSARY

asset-backed securities — Securities that are backed by financial assets, such as automobile contracts and loans.

automobile contract — A retail installment sales contract or installment loan agreement secured by a new or used automobile, light-duty truck or van.

credit enhancement — Credit enhancement refers to a mechanism that is intended to protect the holders of the asset-backed securities against losses due to defaults by the obligors under the automobile contracts.

excess spread cash flows — The difference between the cash collected from automobile contracts in a securitization or warehouse credit facility in any period and the sum of (i) the interest and principal paid to investors on the indebtedness issued in connection with the securitization or warehouse credit facility, (ii) the costs of servicing the automobile contracts and (iii) certain other costs incurred in connection with completing and maintaining the securitization or warehousing.

overcollateralization  — With respect to a securitization or warehouse credit facility, the excess of (a) the aggregate principal balance of the securitized or warehoused pool of automobile contracts over (b) the aggregate outstanding principal amount of the related indebtedness.

securitization or securitized — The process through which automobile contracts and other receivables are accumulated or pooled and sold to a trust which issues securities representing interests in the trust to investors.

servicing portfolio — All of the automobile contracts that we own and that we have sold in securitizations and into our warehouse credit  facilities and service in connection with the Seawest securitizations and, in each case, continue to service.

special purpose entities — Our subsidiaries that were formed for the specific purpose of securitizing our automobile contract receivables and facilitating our warehouse, residual and other financing facilities.

spread account — An account required by the credit enhancer of a securitization or warehouse credit facility in order to protect the credit enhancer against credit losses. Generally, excess spread cash flow from the pool of automobile contracts is credited to the account and retained until the account balance reaches a set maximum balance. If the maximum balance set forth under the terms of a particular securitization or warehouse credit facility is attained, the excess spread cash flows and any surplus in the spread account are returned to us, our residual lenders or the purchaser of a residual interest, as the case may be. The maximum balance in a particular securitization may increase or decrease over time, and also may never be attained in any particular securitization or warehouse credit facility. Any remaining spread account balance is released to us, our residual lenders or the purchaser of a residual interest, as the case may be, upon termination of the securitization or warehouse credit facility.

warehousing — A method in which automobile contracts are financed by financial institutions on a short-term basis. In a warehousing arrangement, which we also refer to as a “warehouse credit facility”, automobile contracts are accumulated or pooled on a daily or less frequent basis and assigned or pledged as collateral for short-term borrowings until they are financed in a securitization.